                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-25643
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 13, 2004)

                                 [REDWOOD LOGO]
                              REDWOOD TRUST, INC.

                                1,050,000 SHARES

                                  COMMON STOCK

                          ---------------------------

     We are offering 1,050,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol "RWT." On May 13, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $45.20 per share.

                          ---------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                   SEE "RISK FACTORS" BEGINNING ON PAGE S-5.

                          ---------------------------

                                                                         PER SHARE          TOTAL
                                                                       --------------   --------------
Public offering price......................................               $45.200        $47,460,000
Underwriting discounts and commissions.....................               $ 1.808        $ 1,898,400
Proceeds, before expenses, to us...........................               $43.392        $45,561,600

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriter the right to purchase up to an additional 150,000 shares of our common stock to cover over-allotments. The underwriter expects to deliver the shares to purchasers on or about May 19, 2004.

                          ---------------------------

                                 JMP SECURITIES

                    PROSPECTUS SUPPLEMENT DATED MAY 13, 2004

      YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS CORRECT AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS LAWFUL. IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE "COMPANY," "REDWOOD TRUST," "WE," "US," AND "OUR" REFER TO REDWOOD TRUST, INC. AND ITS SUBSIDIARIES.
                          ---------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward-Looking Statements and Notice about Information
  Presented.................................................  S-ii
Prospectus Supplement Summary...............................   S-1
  The Company...............................................   S-1
  Recent Developments.......................................   S-2
  The Offering..............................................   S-3
  Summary of Selected Financial Data........................   S-4
Risk Factors................................................   S-5
Use of Proceeds.............................................  S-15
Price Range of Common Stock and Dividends...................  S-15
Common Stock Dividend Policy and Distributions..............  S-16
Capitalization..............................................  S-17
Selected Consolidated Financial Data........................  S-18
Company Business and Strategy...............................  S-20
Federal Income Tax Considerations...........................  S-27
Underwriting................................................  S-35
Experts.....................................................  S-36
Legal Matters...............................................  S-37
Incorporation By Reference..................................  S-37

                          ---------------------------

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    2
Private Securities Litigation Reform Act of 1995............    2
The Company.................................................    3
Use of Proceeds.............................................    3
Description of Securities...................................    3
Federal Income Tax Considerations...........................    8
Plan of Distribution........................................   15
ERISA Investors.............................................   17
Legal Matters...............................................   17
Experts.....................................................   17
Where You Can Find More Information.........................   17
Incorporation by Reference..................................   17

       FORWARD-LOOKING STATEMENTS AND NOTICE ABOUT INFORMATION PRESENTED

      This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including, among other things, changes in interest rates on our mortgage assets and borrowings, changes in prepayment rates on our mortgage assets, general economic conditions, particularly as they affect the price of mortgage assets and the credit status of borrowers, and the level of liquidity in the capital markets, as it affects our ability to finance our mortgage asset portfolio.

      Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by us with the Securities and Exchange Commission, or SEC, including Forms 10-Q and 10-K.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.

      This prospectus supplement contains statistics and other data that in some cases have been obtained from, or compiled from, information made available by servicing entities and information service providers.

                         PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including in each case the documents incorporated by reference, and with particular attention to the section entitled "Risk Factors" beginning on page S-5 and our consolidated financial statements and the notes to the consolidated financial statements incorporated by reference.

THE COMPANY

      We are a financial institution that invests in real estate loans. Our primary market is high-quality jumbo residential real estate loans. Our primary goal is to generate steady income and dividends for our stockholders.

      We invest in, own and credit enhance high-quality residential real estate loans originated throughout the United States. We also invest in real estate loan securities created by pooling these loans. Our investments consist of high-quality jumbo residential real estate loans, securities backed by jumbo residential real estate loans, various other diverse residential and commercial real estate loan securities, and commercial real estate loans. The interest income we earn from these investments is derived from monthly loan payments made by homeowners and property owners. This income covers our expenses, which are primarily borrowing costs and operating expenses, and our dividend distributions. Our status as a Real Estate Investment Trust, or REIT, allows us to avoid paying certain income taxes by distributing the majority of our REIT taxable income to our stockholders in the form of dividends.

      We acquire high-quality jumbo residential real estate loans from various large mortgage origination companies throughout the United States. Jumbo real estate loans have mortgage balances that exceed the conforming loan limits imposed upon Fannie Mae and Freddie Mac, two large U.S. government-sponsored residential real estate loan investment companies. Most of our loans have balances between $350,000 and $750,000 with an average balance over $430,000.

      We also credit enhance loans by acquiring subordinated interests in pools of high-quality residential real estate loans. We refer to these securities as residential loan credit-enhancement securities as they effectively enhance the credit of more senior securities within a securitized loan pool. Our returns on credit-enhancement securities are driven primarily by the credit performance of the underlying real estate loans.

      We fund the majority of our real estate loan investments through securitizations, where we issue mortgage-backed and asset-backed securities, which are accounted for as long-term debt, using the real estate loan investments as collateral. We believe this is an efficient form of long-term financing that helps us maximize our return on equity while limiting our credit, interest rate, and liquidity risk.

      For each of our securitizations, specific real estate loan investments are transferred to a securitization trust formed by a bankruptcy-remote special purpose entity that is wholly owned by us. The securitization trust issues multiple classes of securities with varying maturities and coupons. We sell most of these securities, however we typically retain a portion of the subordinated securities from each securitization for our own investment portfolio. There is no gain or loss generated from the creation of these securitizations. We account for these transactions as financings -- not sales -- and, therefore, we include all of the assets associated with each securitization on our consolidated balance sheet as assets and we include the securities issued by each securitization as long-term debt.

      Redwood Trust, Inc., our parent company, is organized as a REIT. Our REIT status allows us to reduce certain income taxes by distributing at least 90% of REIT taxable income (as defined in the REIT rules) to our stockholders in the form of dividends. The REIT rules also allow us to temporarily defer (into the next tax year) distributions of REIT taxable income. We may also permanently retain up to 10% of our REIT taxable income as well as retain all income earned by our taxable subsidiaries. We are subject to income taxes on retained taxable income. We may defer dividend distributions and retain income from time to time to help us maintain and grow our dividend-paying potential.

      Redwood Trust, Inc. was incorporated in the State of Maryland on April 11, 1994, and commenced operations on August 19, 1994. Our executive offices are located at One Belvedere Place, Suite 300, Mill Valley, California, 94941, (415) 389-7373.

      On May 13, 2004, we had 19,894,687 outstanding shares of common stock, traded on the New York Stock Exchange, under the symbol "RWT."

      For more information about us, please visit our website at www.redwoodtrust.com. We make available free of charge on our website our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K (if applicable), amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and certain "supplemental financial data" as soon as reasonably practicable after we electronically file such material with, or furnish it to the SEC. None of the information on our website and on websites linked to it is part of this prospectus supplement or the accompanying prospectus, except to the extent specifically incorporated herein.

RECENT DEVELOPMENTS

      From March 31, 2004 through May 13, 2004, we purchased $1.2 billion of adjustable-rate residential real estate loans, $86.1 million of residential and commercial mortgage-backed securities and $10.5 million of residential credit-enhancement securities. In addition, for settlement later in the second quarter, we have committed to purchase $0.8 billion of adjustable-rate residential real estate loans, $17.7 million "Acacia" securities, and $4.3 million of residential credit-enhancement securities. Included in these figures are a small amount of commercial real estate loan credit-enhancement securities; we intend to acquire more of these securities in the future. In addition, we have also committed to purchase $310 million of home equity line of credit (HELOC) loans made to high-quality borrowers, which is also a new product for us. We intend to securitize these loans during the second or third quarter of 2004.

      From March 31, 2004 through May 13, 2004, we issued $822 million of long-term debt through Sequoia Mortgage Trust 2004-4, a trust established by our wholly owned subsidiary Sequoia Residential Funding, Inc. This debt is collateralized by pools of adjustable-rate residential real estate loans. We also issued $293 million of long-term debt through Acacia CDO 4, LTD. This debt is collateralized by residential and commercial real estate loan securities and other asset-backed securities. The net proceeds received from these issuances were used to acquire loans and pay down a portion of our short-term debt.

      From March 31, 2004 through May 13, 2004, residential loan credit-enhancement securities with a principal value of $7.2 million were called pursuant to the original securitization documents. We recognized market value gains on these calls of $2.8 million through net recognized gains and valuation adjustments on our Consolidated Statements of Income.

      In April 2004, we obtained a borrowing facility with a third party financial institution totaling $450 million. This facility, which expires in April 2005, will be used as short-term debt financing for the acquisition of residential real estate loans.

      In May 2004, we entered into a warehouse agreement with a Wall Street firm to facilitate the accumulation of securities for a future collateralized debt obligation or CDO.

      In May 2004, our Board of Directors declared a regular cash dividend of $0.67 per share, payable on July 21, 2004 to stockholders of record on June 30, 2004.

THE OFFERING(1)

Common stock offered..................   1,050,000 shares

Common stock outstanding after this
offering(2)...........................   20,944,687 shares

Use of proceeds.......................   We intend to use the net proceeds,
                                         together with borrowings, to purchase
                                         mortgage assets and for general
                                         corporate purposes. See "Use of
                                         Proceeds."

New York Stock Exchange trading
symbol................................   RWT
------------

(1) Does not include up to 150,000 shares of our common stock that may be issued in connection with the underwriter's over-allotment option.
(2) Based on shares of common stock outstanding as of May 13, 2004.

                       SUMMARY OF SELECTED FINANCIAL DATA
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

      Our GAAP earnings (as calculated in accordance with Generally Accepted Accounting Principles) totaled approximately $132 million or $7.09 per share for 2003, as compared to approximately $54 million or $3.44 per share for 2002, and approximately $30 million or $2.88 per share for 2001. Our GAAP earnings totaled approximately $51 million or $2.49 per share for the first quarter of 2004, as compared to approximately $15 million or $0.88 per share for the first quarter of 2003. Our 2003 and first quarter 2004 results were driven by the quality of our existing real estate loan investments, a favorable operating environment, excellent credit results, favorable prepayment patterns, increased capital efficiencies, and income generated from discount securities that were called during 2003 and 2004 at full face value.

                                                                                        AS OF OR FOR THE
                                                     AS OF OR FOR THE                  THREE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                   MARCH 31,
                                          ---------------------------------------   -------------------------
                                             2003          2002          2001          2004          2003
                                          -----------   -----------   -----------   -----------   -----------
STATEMENT OF INCOME DATA:
  Interest income.......................  $   330,976   $   163,216   $   144,539   $   124,837   $    61,125
  Interest expense......................     (202,861)      (91,705)      (98,069)      (79,577)      (36,933)
                                          -----------   -----------   -----------   -----------   -----------
  Net interest income...................      128,115        71,511        46,470        45,260        24,192
  Operating expenses....................      (36,895)      (20,005)      (12,747)      (10,026)       (8,282)
  Net recognized gains and valuation
    adjustments.........................       46,676         5,111         1,532        17,437           918
  Provision for income taxes............       (5,502)           --            --        (1,880)       (1,215)
  Dividends on Class B preferred
    stock...............................         (681)       (2,724)       (2,724)           --          (681)
                                          -----------   -----------   -----------   -----------   -----------
  Net income before change in accounting
    principle...........................      131,713        53,893        32,531        50,791        14,932
  Cumulative effect of adopting EITF
    99-20...............................           --            --        (2,368)           --            --
                                          -----------   -----------   -----------   -----------   -----------
  Net income available to common
    stockholders........................  $   131,713   $    53,893   $    30,163   $    50,791   $    14,932
  Average common shares -- basic........   17,759,346    15,177,449    10,163,581    19,427,373    16,412,867
  Net income per share -- basic.........  $      7.42   $      3.55   $      2.97   $      2.61   $      0.91
                                          ===========   ===========   ===========   ===========   ===========
  Average common shares -- diluted......   18,586,649    15,658,623    10,474,764    20,398,644    16,983,513
  Net income per share diluted..........  $      7.09   $      3.44   $      2.88   $      2.49   $      0.88
                                          ===========   ===========   ===========   ===========   ===========
  Dividends declared per Class B
    preferred share.....................  $     0.755   $     3.020   $     3.020   $        --   $     0.755
  Regular dividends declared per common
    share...............................        2.600         2.510         2.220         0.670         0.650
  Special dividends declared per common
    share...............................        4.750         0.375         0.330         0.500            --
                                          -----------   -----------   -----------   -----------   -----------
  Total dividends declared per common
    share...............................  $     7.350   $     2.885   $     2.550   $      1.17   $     0.650
BALANCE SHEET DATA: END OF PERIOD
  Earning assets........................  $17,543,487   $ 6,971,794   $ 2,409,271   $19,477,810   $ 8,134,604
  Total assets..........................   17,626,770     7,007,772     2,435,644    19,543,573     8,172,063
  Short-term debt.......................      236,437        99,714       796,811       277,910       475,717
  Long-term debt........................   16,782,586     6,397,020     1,313,715    18,583,030     7,170,691
  Total liabilities.....................   17,073,442     6,534,739     2,127,871    18,935,451     7,686,661
  Total stockholders' equity............  $   553,328   $   473,033   $   307,773   $   608,122   $   485,402
  Number of Class B preferred shares
    outstanding.........................           --       902,068       902,068            --       902,068
  Number of common shares outstanding...   19,062,983    16,277,285    12,661,749    19,796,237    16,604,910
  Book value per common share...........  $     29.03   $     27.43   $     22.21   $     30.72   $     27.64
OTHER DATA:
  Average assets........................  $11,058,272   $ 4,039,652   $ 2,223,280   $18,385,969   $ 7,553,726
  Average borrowings....................   10,489,614     3,616,506     1,945,820    17,747,434     7,036,183
  Average reported total equity.........  $   526,808   $   402,986   $   254,021   $   584,385   $   489,086
  GAAP earnings/average reported common
    equity..............................         25.3%         14.3%         13.3%         34.8%         12.9%

                                  RISK FACTORS

      You should carefully consider the following factors and other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to purchase shares of our common stock.

      The following is a summary of the risk factors that we currently believe are important and that could cause our results to differ from expectations. This is not an exhaustive list; other factors not listed below could be material to our results.

      We can provide no assurances with respect to projections or forward-looking statements made by us or by others with respect to our future results. Any one of the risk factors listed below, or other factors not so listed, could cause actual results to differ materially from expectations. It is not possible to accurately project future trends with respect to these risk factors, to project which risk factors will be most important in determining our results, or to project what our future results will be.

      Throughout this prospectus supplement and other documents we release or statements we make, the words "believe," "expect," "anticipate," "intend," "will," and similar words identify "forward-looking" statements.

WE ASSUME DIRECT CREDIT RISK IN OUR RESIDENTIAL REAL ESTATE LOAN INVESTMENTS. REAL ESTATE LOAN DELINQUENCIES, DEFAULTS, AND CREDIT LOSSES COULD REDUCE OUR EARNINGS AND CREDIT LOSSES COULD REDUCE OUR CASH FLOWS AND ACCESS TO LIQUIDITY.

      As a core part of our business, we assume the credit risk of real estate loans. We do this in each of our portfolios. We may add other product lines over time that may have different types of credit risk than are described herein. We are generally not limited in the types of credit risk or other types of risk that we can undertake. As we acquire more credit-sensitive loans and securities, we increase our credit risk exposure.

      In our residential real estate loan portfolio, we assume the direct credit risk of residential loans. Realized credit losses will reduce our earnings and future cash flow. We have a credit reserve for these loans and we may continue to add to this reserve in the future. There can be no assurance that our credit reserve will be sufficient to cover future losses. We may need to reduce earnings by increasing our credit reserve in the future.

      Credit losses on residential real estate loans can occur for many reasons, including: poor origination practices related to fraud; faulty appraisals; documentation errors; poor underwriting; legal errors; poor servicing practices; weak economic conditions; declines in the values of homes; special hazards; earthquakes and other natural events; over-leveraging of the borrower; changes in legal protections for lenders; reduction in personal incomes; job loss; and personal events such as divorce or health problems.

      If the U.S. economy or the housing market weakens or instances of borrower fraud increase, our credit losses could be increased beyond levels that we have anticipated. If we incur increased credit losses, our earnings might be reduced, and our cash flows, asset market values and access to borrowings might be adversely affected. The amount of capital and cash reserves that we hold to help us manage credit and other risks may prove to be insufficient to protect us from earnings volatility, dividend cuts, liquidity and solvency issues.

      The manner in which we account for credit losses differs between Generally Accepted Accounting Principles, or GAAP, and tax. While we may establish a credit reserve for GAAP purposes, we are not permitted for tax purposes to reduce our taxable REIT income to provide for a reserve for future credit losses. Thus, if credit losses occur in the future, taxable REIT income may be reduced relative to GAAP income. When taxable REIT income is reduced, our minimum dividend distribution requirements under the REIT tax rules are reduced. We could reduce our dividend rate in such a circumstance. Alternatively, credit losses in some assets may be capital losses for tax. Unless we had offsetting capital gains, our minimum dividend distribution requirement would not be reduced by these credit losses, but eventually our cash flows would be. This could reduce our free cash flow and liquidity.

      Despite our efforts to manage our credit risk, there are many aspects of credit that we cannot control, and there can be no assurance that our quality control and loss mitigation operations will be successful in limiting future delinquencies, defaults and losses. Our underwriting reviews may not be effective. The representations and warranties that we receive from sellers may not be enforceable. We may not receive funds that we believe are due to us from mortgage insurance companies. Although we rely on our servicers, they may not cooperate with our loss mitigation efforts, or such efforts may otherwise be ineffective. Various service providers to securitizations, such as trustees, bond insurance providers and custodians, may not perform in a manner that promotes our interests. The value of the homes collateralizing our loans may decline. The frequency of default, and the loss severity on our loans upon default, may be greater than we anticipated. Interest-only loans, negative amortization loans, adjustable rate loans, loans with balances over $1 million, and loans that are partially collateralized by non-real estate assets may have special risks. Our geographical diversification may be ineffective in reducing losses. If loans become "real estate owned," or REO, we or our agents will have to manage these properties and may not be able to sell them. Changes in consumer behavior, bankruptcy laws and the like may exacerbate our losses. In some states and circumstances, we have recourse against the borrower's other assets and income, however, in most cases, we may only be able to look to the value of the underlying property for any recoveries. Expanded loss mitigation efforts in the event that defaults increase could be costly. The interest rate on the bulk of our loans is adjustable. Accordingly, when short-term interest rates rise, required monthly payments from homeowners will rise under the adjustable rate mortgages and this may increase borrowers' delinquencies and defaults. We expect to continue to increase the size of our residential loan portfolio, and will likely increase our GAAP balance sheet leverage with respect to these loans, thus exposing us to a greater degree to the potential risks of owning these loans.

WE HAVE CREDIT RISKS IN OUR RESIDENTIAL LOAN CREDIT-ENHANCEMENT SECURITIES RELATED TO THE UNDERLYING LOANS. ACCOUNTING FOR SUCH INTERESTS REQUIRES US TO MAKE MANY ASSUMPTIONS THAT MAY NOT BEAR OUT.

      Our total net investment in residential credit-enhancement securities includes a portion of securities that are in a first loss position with respect to the underlying loans. Upon acquisition of a credit-enhancement security, we generally expect that the entire amount of these first loss investments will be subject to credit loss, potentially even in healthy economic environments. Our ability to make an attractive return on these investments depends on how quickly these expected losses occur. If the losses occur more quickly than we anticipate, we may not recover our investment and/or our rates of return may suffer significantly.

      Second loss credit-enhancement securities, which are subject to credit loss when the entire first loss investment (whether owned by us or by others) has been eliminated by credit losses, make up another portion of our net investment in credit-enhancement securities. Third loss credit-enhancement securities, or other investments that are protected by various forms of material credit-enhancement, make up the remainder of our net investment in credit-enhancement interests. Given our normal expectations for credit losses, we would anticipate some future losses on many of our second loss interests, but generally do not anticipate losses on investments in the third loss or similar positions. If credit losses are greater than, or occur sooner than expected, our expected future cash flows will be reduced and our earnings will be negatively affected. Credit losses and delinquencies could also affect the cash flow dynamics of these securitizations and thus extend the period over which we will receive a return of principal from these investments. In most cases, adverse changes in anticipated cash flows would reduce our economic and accounting returns and may also precipitate mark-to-market charges to earnings. From time to time, we may pledge these interests as collateral for borrowings; a deterioration of credit results in this portfolio may adversely affect the terms or availability of these borrowings and, thus, our liquidity.

      We generally expect to increase our net acquisitions of residential credit-enhancement securities and to increase our net acquisitions of first loss and second loss investments relative to third loss investments. This may result in increased risk to us with respect to the credit results of the residential loans we credit enhance.

      In our credit-enhancement securities portfolio, we may in the future benefit from credit rating upgrades or restructuring opportunities through re-securitizations or other means. If credit results deteriorate, these opportunities may not be available to us or may be delayed. It is likely, in many instances, that we will not be able to anticipate increased credit losses in a pool soon enough to allow us to sell such credit-enhancement interests at a reasonable price.

      In anticipation of future credit losses, we designate a portion of the purchase discount associated with many of our credit-enhancement securities as a form of credit protection. The remaining discount is amortized into income over time through the effective yield method. If the credit protection we set aside at acquisition proves to be insufficient, we may need to reduce our effective yield income recognition in the future or we may adjust our basis in these interests, thus reducing earnings.

DECREASES IN ESTIMATED CASH FLOWS ON CERTAIN SECURITIES AND LOANS MAY REDUCE EARNINGS AS A RESULT OF DECLINES IN MARKET VALUES.

      We adopted EITF 99-20 in the first quarter of 2001. Generally, under EITF 99-20, if prospective cash flows from certain investments deteriorate even slightly from prior expectations (due to changes in anticipated credit losses, prepayment rates, and otherwise) then the asset will be marked-to-market if the market value is lower than our basis. Any mark-to-market adjustments under EITF 99-20 reduce GAAP earnings in that period. Since we do not expect every asset we own to always perform equal to or better than our expectations, we expect to take negative EITF 99-20 adjustments to earnings from time to time.

OUR BUSINESS MAY BE SIGNIFICANTLY HARMED BY A SLOWDOWN IN THE ECONOMY OF CALIFORNIA.

      As of March 31, 2004, approximately half of the residential real estate loans that we own or credit enhance are secured by property in California. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster that is not covered by standard homeowners' insurance policies, such as an earthquake, could decrease the value of mortgaged properties in California. This, in turn, would increase the risk of delinquency, default or foreclosure on real estate loans in our residential loan portfolios. This could adversely affect our credit loss experience and other aspects of our business, including our ability to securitize real estate loans. As of March 31, 2004, approximately 65% of our commercial real estate loans and approximately one-third of the loans underlying our securities portfolio are also secured by properties located in California.

WE MAY HAVE CREDIT LOSSES IN OUR SECURITIES PORTFOLIO.

      Most of our securities are backed by residential and, to a lesser extent, commercial real estate loans. Most of these securities benefit from various forms of corporate guarantees and/or from credit-enhancement provided by third parties, usually through their ownership of subordinated credit-enhancement interests. Thus, the bulk of our securities investments have at least some degree of protection from initial credit losses that occur in the underlying loan pools. However, in the event of greater than expected future delinquencies, defaults or credit losses, or a substantial deterioration in the financial strength of any corporate guarantors, our results would likely be adversely affected. We may experience credit losses in our securities portfolio. Deterioration of the credit results or guarantees of these assets may reduce the market value of these assets, thus limiting our borrowing capabilities and access to liquidity. Generally, we do not control or influence the underwriting, servicing, management or loss mitigation efforts with respect to these assets. Results could be affected through credit rating downgrades, market value losses, reduced liquidity, adverse financing terms, reduced cash flows, experienced credit losses, or in other ways.

      For the non-investment grade assets in our securities portfolio, our protection against credit loss is smaller and our credit risks and liquidity risks are increased. If we acquire equity securities, results may be volatile. We intend to continue to increase the percentage of our securities portfolio that is rated below AA and that is rated below investment grade, and we intend to continue to expand the range of types of securities that we acquire; these trends may increase the potential credit risks in our securities portfolio. A substantial portion of these lower rated securities are acquired in connection with our Acacia program. Many of the loans underlying the securities we have acquired for our securities portfolio are of lesser quality than the loans in our high-quality residential loan portfolios; these lower quality loans can be expected to have higher rates of delinquency and loss, and losses to our security interests could occur. Changes in laws regarding origination practices for lower-quality loans could reduce the value and credit-worthiness of some of our securities and could expose us to litigation. Some of our securities are backed by subprime residential, manufactured housing, second-lien, and diverse commercial real estate loans that have additional risks not typically found with residential real estate loans. Some of our securities are unsecured corporate obligations of REITs that invest in commercial real estate properties; these securities have commercial real estate risk but also may have additional risks associated with unsecured lending to corporations. We may invest in other types of securities that have risks that are not contemplated in this discussion.

WE ASSUME DIRECT CREDIT RISK IN OUR COMMERCIAL REAL ESTATE LOAN INVESTMENTS.

      The loans in our commercial real estate loan portfolio, as well as the loans that collateralize the commercial real estate loan securities we acquire, may have higher degrees of credit and other risks than do our residential real estate loans, including various environmental and legal risks. The net operating income and market values of commercial real estate properties may vary with economic cycles and as a result of other
                                       S-7
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factors, so that debt service coverage is unstable. The value of the property may not protect the value of the loan if there is a default. Our commercial real estate loans are not geographically diverse, so we are at risk for regional factors. Many of our commercial loans are not fully amortizing, so the timely recovery of our principal is dependent on the borrower's ability to refinance at maturity. In those cases in which we lend against commercial real estate, the real estate is often in transition. Such lending entails higher risks than traditional commercial property lending against stabilized properties. Initial debt service coverage ratios, loan-to-value ratios, and other indicators of credit quality may not meet standard market criteria for stabilized commercial real estate loans. The underlying properties may not transition or stabilize as we expect. The personal guarantees and forms of cross-collateralization that we receive on some loans may not be effective. We generally do not service our loans; we rely on our servicers to a great extent to manage our commercial assets and work-out loans and properties if there are delinquencies or defaults. This may not work to our advantage. As part of the work-out process of a troubled commercial real estate loan, we may assume ownership of the property, and the ultimate value of this asset would depend on our management of, and eventual sale of, the property which secured the loan. Our loans are illiquid; if we choose to sell them, we may not be able to do so in a timely manner or for a satisfactory price. Financing these loans may be difficult, and may become more difficult if credit quality deteriorates. We have sold senior loan participations on some of our loans, so that the asset we retain is junior and has concentrated credit, servicing and other risks. We have directly originated some of our commercial loans, and participated in the origination of others. This may expose us to certain credit, legal and other risks that may be greater than is usually present with acquired loans. We have sold commercial real estate loans. The representations and warranties we made on these sales are limited, but could cause losses and claims in some circumstances. On a net basis, we intend to increase our investment in commercial real estate loans and in junior participations of these loans, mezzanine and second-lien loans that are junior to senior loans and in investment grade and non-investment grade commercial real estate loan securities.

OUR INVESTMENTS IN SUBORDINATED COMMERCIAL REAL ESTATE LOAN-BACKED SECURITIES AND LOANS ARE SUBJECT TO LOSSES.

      In general, losses on an asset securing a commercial real estate loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the "first loss" subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit, and any classes of securities junior to those in which we invest, we will not be able to recover all of our investment in the securities we purchase. In addition, if the underlying loan portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related asset-backed securities, the securities in which we invest may effectively become the "first loss" position behind the more senior securities, which may result in significant losses to us.

      The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of loans underlying commercial asset-backed securities to make principal and interest payments may be impaired. In such event, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these securities.

WE INTEND TO INVEST IN DIVERSE TYPES OF ASSETS WITH CREDIT RISKS THAT COULD ALSO CAUSE LOSSES.

      We intend to continue to invest in a variety of types of commercial real estate loan assets, such as mezzanine loans, second liens, credit-enhancement interests of commercial loan securitizations, junior participations, among others, that may entail other types of risks. In addition, we intend to continue to invest in other assets with material credit risk, including sub-prime residential real estate loans and securities, the equity and debt of collateralized debt obligations, or CDOs, corporate debt and equity of other REITs and non-real estate companies, trust preferreds from banks, real estate and non-real estate asset-backed securities, and other financial and real property assets.

OUR RESULTS COULD ALSO BE ADVERSELY AFFECTED BY COUNTER-PARTY CREDIT RISK.

      We have other credit risks that are generally related to the counter-parties with which we do business. In the event a counter-party to our short-term borrowings becomes insolvent, we may fail to recover the full value of our collateral, thus reducing our earnings and liquidity. In the event a counter-party to our interest rate agreements becomes insolvent or interprets our agreements with them in an unfavorable manner to us, our ability to realize benefits from hedging may be diminished, and any cash or collateral that we pledged to these counter-parties may be unrecoverable. We may be forced to unwind these agreements at a loss. In the event that one of our servicers becomes insolvent or fails to perform, loan delinquencies and credit losses may increase. We may not receive funds to which we are entitled. In various other aspects of our business, we depend on the performance of third parties that we do not control. We attempt to diversify our counter-party exposure and to limit our counter-party exposure to strong companies with investment-grade credit ratings, however, we are not always able to do so. Our counter-party risk management strategy may prove ineffective.

WE MAY BE SUBJECT TO THE RISKS ASSOCIATED WITH INADEQUATE OR UNTIMELY SERVICES FROM THIRD-PARTY SERVICE-PROVIDERS, WHICH MAY AFFECT OUR RESULTS OF OPERATIONS.

      The majority of our loans and securities are serviced by third-party service providers. These arrangements allow us to increase the volume of the loans we purchase without incurring the expenses associated with servicing operations. However, as with any external service provider, we will be subject to the risks associated with inadequate or untimely services. Many borrowers require notices and reminders to keep their loans current and to prevent delinquencies and foreclosures. A substantial increase in our delinquency rate that results from improper servicing or mortgage loan performance in general could adversely affect our ability to securitize our real estate loans in the future.

WE ARE EXPOSED TO CERTAIN RISKS ASSOCIATED WITH THE ACCUMULATION OF REAL ESTATE LOAN ASSETS PRIOR TO SECURITIZATION.

      Our long-term goal is to fund most of our real estate loan and security investments with the issuance of mortgage-backed and asset-backed securities that are nonrecourse to us and are accounted for as the issuance of long-term debt. Prior to securitization, we acquire and accumulate loans and securities with short-term recourse debt or equity. During this accumulation period, we are subject to certain risks such as liquidity risk, market value risk and credit risk. Untimely execution of a securitization may accentuate these risks. In addition, we may not be able to securitize certain assets, and, in such event, our earnings and ability to grow may be adversely affected.

FLUCTUATIONS IN OUR RESULTS MAY BE EXACERBATED BY THE STRUCTURAL LEVERAGE THAT WE EMPLOY AND BY LIQUIDITY RISK.

      We report substantial GAAP balance sheet leverage relative to many financial and non-financial companies, although we believe we employ less leverage on a recourse basis than most banks, thrifts and other financial institutions. The bulk of our financing is typically in the form of asset securitization reported on our GAAP books as long-term debt. We believe this is generally an effective and lower-risk form of financing compared to many other forms of debt utilized by financial companies. We believe the amount of leverage that we employ is appropriate, given the risks in our balance sheet, the non-recourse nature of the mortgage-backed and asset-backed securities we issue, the fact that our maximum credit losses are generally limited, and our management policies. However, in order to operate our business successfully, we require continued access to short-term debt and securitization assets on favorable terms with respect to financing costs, capital efficiency, covenants and other factors. We may not be able to obtain debt or issue securities on such terms, and, in such event, our earnings and liquidity could be adversely affected.

      Relatively small changes in asset quality, asset yield, cost of borrowed funds and other factors could have relatively large effects on us and our stockholders, including fluctuations in earnings and liquidity. Our use of securitizations and the resulting structural leverage may not enhance our returns and could erode our financial soundness. In general, we currently intend to increase our reported GAAP leverage in the future through asset accumulation funded by non-recourse securitizations accounted for as the issuance of long-term debt.

      Although we do not have a corporate debt rating, the nationally-recognized credit rating agencies have a strong influence on the amount of capital that we hold relative to the amount of credit risk we take. The rating agencies determine the amount of net investment we must make to credit enhance the securities, mostly rated AAA, that we issue to fund our residential loan portfolio. They also determine the amount of principal value required for the credit-enhancement interests we acquire. The rating agencies, however, do not have influence over how we fund our net credit investments nor do they determine or influence many of our other capital and leverage policies. With respect to our short-term debt, our lenders, typically large commercial banks and Wall Street investment firms, limit the amount of funds that they will advance against our collateral. We set aside more capital than required by our lenders. However, recourse lenders can increase the amount of capital that they will require of us, or the value of our collateral may decline, thus reducing our liquidity.

      We are not regulated by the national regulatory bodies that regulate banks, thrifts, and the U.S. government-sponsored real estate loan investment companies Fannie Mae and Freddie Mac. Thus, the amount of financial leverage that we employ is largely controlled by management, and by our internal risk-adjusted capital policies.

      In the period in which we are accumulating loans, securities, or other assets in order to build a portfolio of efficient size to issue mortgage-backed or asset-backed securities, variations in the market for these assets or for securitization could affect our results. Ultimately, we may not be able to issue securities, the cost of securitization could be greater than we anticipated, the net investment in our securitization trust required by the rating agencies could be greater than anticipated, certain of our assets could not be accepted into the securitization trust, the market value of our assets to be sold into the securitization trust may have changed, our hedging activities or agreements with counter-parties may have been ineffective, or other negative effects could occur.

      We may borrow on a short-term basis to fund a portion of our securities portfolio, certain credit-enhancement securities, residential loans, or other assets prior to the issuance of securities, to use a certain amount of leverage with respect to our net investments in credit-enhancement interests, to fund a portion of our commercial loan portfolio, to fund working capital and general corporate needs, and for other reasons. We borrow short-term by pledging our assets as collateral. We can usually borrow through uncommitted borrowing facilities for the substantial majority of our short-term debt because the assets pledged as collateral are generally liquid, have active trading markets, and have readily discernable market prices. The term of these borrowings can range from one day to one year. To fund less liquid or more specialized assets, we typically enter into credit line agreements from commercial banks and finance companies with a one-year term. Whether committed or not, we need to roll over short-term debt on a frequent basis; our ability to borrow is dependent on our ability to deliver sufficient market value of collateral to meet lender requirements. Our payment of commitment fees and other expenses to secure borrowing lines may not protect us from liquidity issues or losses. Variations in lenders' ability to access funds, lender confidence in us, lender collateral requirements, available borrowing rates, the acceptability and market values of our collateral, and other factors could force us to utilize our liquidity reserves or to sell assets, and, thus, affect our liquidity, financial soundness, and earnings. In recent years, we believe that the marketplace for our type of secured short-term borrowing has been stable, but there is no assurance that such stability will continue. Our current intention is to maintain relatively low levels of short-term debt over time, with the exception of short-term debt used to fund assets under accumulation for a securitization. Our plans may change, however. In the future, we may also borrow on an unsecured basis through bank loans, issuance of unsecured corporate debt, and other means.

      Our various borrowing arrangements subject us to debt covenants. While these covenants have not meaningfully restricted our operations to date, they could be restrictive or harmful to us and our stockholders' interests in the future. Should we violate debt covenants, we may incur expenses, losses, or reduced ability to access debt.

DISRUPTIONS IN MORTGAGE SECURITIZATION MARKET MAY ADVERSELY AFFECT OUR EARNINGS AND GROWTH.

      We depend upon the issuance of securities to finance our operations. If the market for securitizations should become disrupted, as occurred in 1998 due to a liquidity crisis in debt markets for some capital market participants, we may be unable to issue our securities, in which event our ability to continue to acquire mortgage assets would be adversely impacted. In addition, if the securitization market were to experience a long-term disruption, for example, due to an adverse court decision or bankruptcy law change relating to the bankruptcy-remote structures of the securitizations, our ability to issue securitizations may be impaired or eliminated for a protracted period or permanently. In such event, our earnings and ability to grow may be adversely affected.

CHANGES IN THE MARKET VALUES OF OUR ASSETS AND LIABILITIES CAN ADVERSELY AFFECT OUR EARNINGS, STOCKHOLDERS' EQUITY, AND LIQUIDITY.

      The market values of our assets, liabilities and hedges are affected by interest rates, the shape of yield curves, volatility, credit quality trends, loan prepayment rates, supply and demand, capital markets trends and liquidity, general economic trends, expectations about the future, and other factors. For the assets that we mark-to-market through our income statement or balance sheet, such market value fluctuations will affect our earnings and book value. To the extent that our basis in our assets is thus changed, future reported income may be affected as well. If we sell an asset that has not been marked-to-market through our income statement at a reduced market price relative to our basis, our earnings will be reduced. Market value reductions of the assets that we pledge for short-term borrowings may reduce our access to liquidity.

      Generally, reduced asset market values for the assets that we own may have negative effects, but might improve our opportunities to acquire new assets at attractive pricing levels. Conversely, increases in the market values of our existing assets may have positive effects, but may mean that acquiring new assets at attractive prices becomes more difficult.

CHANGES IN LOAN PREPAYMENT RATES MAY AFFECT OUR EARNINGS, LIQUIDITY, AND THE MARKET VALUES OF OUR ASSETS.

      Residential and commercial real estate loan prepayment rates are affected by interest rates, borrower behavior and confidence, seasoning of loans, the value of and amount of equity in the underlying properties, prepayment terms of the loans, the ease and cost of refinancing, the property turnover rate, media awareness of refinancing opportunities, and many other factors.

      Changes in prepayment rates (including prepayments from liquidated defaulted loans) may have multiple effects on our operations. Faster loan prepayment rates may lead to increased premium amortization expenses for premium and interest-only assets, increased working capital requirements, reduced market values for certain types of assets, adverse reductions in the average life of certain assets, adverse changes in hedge ratios, and an increase in the need to reinvest cash to maintain operations. Premium assets may experience faster rates of prepayments than discount assets. Slower prepayment rates may lead to reduced discount amortization income for discount assets, reduced market values for discount and other types of assets, extension of the average life of certain investments at a time when this would be contrary to our interests, adverse changes in hedge ratios, a reduction in cash flow available to support operations and make new investments, and a reduction in new investment opportunities, since the volume of new origination and securitizations would likely decline. Slower prepayment rates may lead to increased credit losses.

      The amount of net discount we have on our books is the net of a much larger premium balance and a much larger discount balance. Changes in prepayment rates that are not uniform across products could have a material effect on our earnings. Therefore, our net amortization expense or income can change over time as our asset composition changes through principal repayments, asset purchases, and as we mark our assets to market.

INTEREST RATE FLUCTUATIONS CAN HAVE VARIOUS EFFECTS ON US, AND COULD LEAD TO REDUCED EARNINGS AND/OR INCREASED EARNINGS VOLATILITY.

      Our balance sheet and asset/liability operations are complex and diverse with respect to interest rate movements, so we cannot fully describe all the possible effects of changing interest rates. We do not seek to eliminate all interest rate risk. Changes in interest rates, the interrelationships between various interest rates, and interest rate volatility could have negative effects on our earnings, the market value of our assets and liabilities, loan prepayment rates, and our access to liquidity. Changes in interest rates can also affect our credit results.

      Generally, rising interest rates could lead to reduced asset market values and slower prepayment rates. Initially, our net interest income may be reduced if short-term interest rates increase, as our cost of funds would likely respond to this increase more quickly than would our asset yields. Within three to twelve months of a rate change, however, asset yields for our adjustable rate residential loans may increase commensurately with the rate increase. Higher short-term interest rates may reduce earnings in the short-term, but could lead to higher long-term earnings, as we earn more on the equity-funded portion of our balance sheet. If we own fixed rate assets that are funded with floating rate debt, our net interest income from this portion of our balance sheet would be unlikely to recover until interest rates dropped again or the assets matured. Some of our adjustable rate residential loans have periodic caps that limit the extent to which the coupon we earn can rise or fall, usually 2% annual caps, and life caps that set a maximum coupon. If short-term interest rates rise rapidly or rise so that our loan coupons reach their periodic or life caps, the ability of our asset yields to rise along with market rates would be limited, but there may be no such limits on the increase in our liability costs.

      Falling interest rates can also lead to reduced asset market values in some circumstances, particularly for prepayment-sensitive, premium, and other assets and for many types of interest rate agreement hedges. Decreases in short-term interest rates can be positive for earnings in the near-term, as our cost of funds may decline more quickly than our asset yields would. For longer time horizons, falling short-term interest rates can reduce our earnings, as we may earn lower yields from the assets that are equity-funded on our balance sheet.

      Changes in the interrelationships between various interest rates can reduce our net interest income even in the absence of a clearly defined interest rate trend. For instance, if the interest rate indices that drive our asset yields were to decline relative to the interest rate indices that determine our cost of funds, our net interest income would be reduced. As another example, if short-term interest rates rise relative to long-term interest rates (a flatter or inverted yield curve) then prepayments on our adjustable rate residential loans would likely increase and this may reduce earnings.

HEDGING ACTIVITIES MAY REDUCE LONG-TERM EARNINGS AND MAY FAIL TO REDUCE EARNINGS VOLATILITY OR TO PROTECT OUR CAPITAL IN DIFFICULT ECONOMIC ENVIRONMENTS; FAILURE TO HEDGE MAY ALSO HAVE ADVERSE EFFECTS ON OUR RESULTS.

      We attempt to hedge certain risks through managing certain characteristics of our assets and liabilities, and as we deem appropriate, by entering into various interest rate agreements. The amount and level of interest rate agreements that we have may vary significantly over time. We generally attempt to enter into interest rate hedges that provide an appropriate and efficient method for hedging the desired risk. We may elect accounting treatment under FAS 133 for a portion of our hedges. However, there can be no assurance that electing FAS 133 accounting for certain hedges will improve the quality of our reported earnings or that we will continue to meet the requirements of FAS 133 when elected. In addition, the ongoing requirements of FAS 133 are complex and rigorous; if we fail to meet these requirements we would be required to de-designate our interest rate agreements as hedges under FAS 133 and commence mark-to-market accounting through our consolidated statements of income.

      Our quarterly earnings may reflect volatility in earnings that are exaggerated by the resulting accounting treatment for certain hedges.

      Hedging against interest rate movements using interest rate agreements (including interest rate swap instruments and interest rate futures) and other instruments usually has the effect over long periods of time of lowering long-term earnings. To the extent that we hedge, it is usually to protect us from some of the effects of short-term interest rate volatility, to lower short-term earnings volatility, to stabilize liability costs, or to stabilize the future cost of anticipated liability issuance. Such hedging may not achieve its desired goals. Using interest rate agreements to hedge may increase short-term earnings volatility, if we elect mark-to-market accounting for our hedges. Reductions in market values of interest rate agreements may not be offset by increases in market values of the assets or liabilities being hedged. Conversely, increases in market values of interest rate agreements may not fully offset declines in market values of assets or liabilities being hedged. Changes in market values of interest rate agreements may require us to pledge significant amounts of collateral or cash. Hedging exposes us to counter-party risks.

      We also may hedge by taking short, forward, or long positions in U.S. treasuries, mortgage securities, or other cash instruments. Such hedges may have special basis, liquidity, and other risks.

MAINTAINING REIT STATUS MAY REDUCE OUR FLEXIBILITY.

      To maintain REIT status, we must follow rules and meet certain tests. In doing so, our flexibility to manage our operations may be reduced. If we make frequent asset sales to persons deemed customers, we could be viewed as a "dealer," and thus subject to entity level taxes. Certain types of hedging may produce non-qualifying income under the REIT rules. Our ability to own non-real estate related assets and earn non-real estate related income is limited. Meeting minimum REIT dividend distribution requirements may reduce our liquidity. Because we must distribute at least 90% of our taxable REIT income as dividends to maintain our REIT status, we may need to raise new equity capital if we wish to grow operations at a rapid pace. Stock ownership tests may limit our ability to raise significant amounts of equity capital from one source. Failure to meet REIT requirements may subject us to taxation, penalties, and/or loss of REIT status. REIT laws and taxation could change in a manner adverse to our operations. To pursue our business plan as a REIT, we generally need to avoid becoming a registered investment company, or RIC. To avoid RIC restrictions, we generally need to maintain at least 55% of our assets in whole loan form or in other related forms of assets that qualify for this test. Meeting this test may restrict our flexibility. Failure to meet this test would limit our ability to leverage and would impose other restrictions on our operations. Our ability to invest in taxable subsidiaries is limited under the REIT rules. Our REIT status affords us certain protections against take-over attempts. These take-over restrictions may not always work to the advantage of stockholders. Our stated goal is to not generate income that would be taxable as unrelated business taxable income, or UBTI, to our tax-exempt stockholders.

Achieving this goal may limit our flexibility in pursuing certain transactions. Despite our efforts to do so, we may not be able to avoid creating or distributing UBTI to our stockholders.

      We may seek to retain a portion of our earnings from time to time so we can increase our investments in real estate loans and securities; we will be subject to income and excise taxes under the REIT tax rules if we do so. New tax rules regarding dividends have been enacted and future legislative or regulatory changes may limit the tax benefits accorded to REITs, either of which may reduce some of a REIT's competitive edge relative to non-REIT corporations.

OUR CASH BALANCES AND CASH FLOWS MAY BECOME LIMITED RELATIVE TO OUR CASH NEEDS.

      We need cash to meet our interest expense payments, working capital, minimum REIT dividend distribution requirements, and other needs. Cash could be required to pay-down our recourse short-term borrowings in the event that the market values of our assets that collateralize our debt decline, the terms of short-term debt become less attractive, or for other reasons. Cash flows from principal repayments could be reduced should prepayments slow or should credit quality trends deteriorate (in the latter case since, for certain of our assets, credit tests must be met for us to receive cash flows). For some of our assets, cash flows are "locked-out" and we receive less than our pro-rata share of principal payment cash flows in the early years of the investment. Operating cash flow generation could be reduced if earnings are reduced, if discount amortization income significantly exceeds premium amortization expense, or for other reasons. Our minimum dividend distribution requirements could become large relative to our cash flow if our income as calculated for tax purposes significantly exceeds our cash flow from operations. Generally, our cash flow has materially exceeded our cash requirements; this situation could be reversed, however, with corresponding adverse consequences to us. We generally maintain what we believe are ample cash balances and access to borrowings to meet projected cash needs. In the event, however, that our liquidity needs exceed our access to liquidity, we may need to sell assets at an inopportune time, thus reducing our earnings. In an adverse cash flow situation, our REIT status or our solvency could be threatened.

INCREASED COMPETITION COULD REDUCE OUR ACQUISITION OPPORTUNITIES OR AFFECT OUR OPERATIONS IN A NEGATIVE MANNER.

      We believe that our principal competitors in our business of investing in real estate loans are banks and thrifts, mortgage and bond insurance companies, other mortgage REITs, hedge funds and private investment partnerships, life insurance companies, government sponsored entities such as Fannie Mae, Freddie Mac, Ginnie Mae, and the Federal Home Loan Banks, mutual funds, pension funds, mortgage originators, Wall Street broker-dealers, overseas entities, and other financial institutions. Although we anticipate that we will be able to compete effectively due to our relatively low level of operating costs, relative freedom to securitize our assets, our ability to utilize leverage, freedom from certain forms of regulation, focus on our core business, and the tax advantages of our REIT status, nevertheless, many of our competitors have greater operating and financial resources than we do. Competition from these entities, or new entrants, could raise prices on real estate loans and other assets, reduce our acquisition opportunities, or otherwise materially affect our operations in a negative manner. We expect competition to increase.

NEW ASSETS MAY NOT BE AVAILABLE AT ATTRACTIVE PRICES, THUS LIMITING OUR GROWTH AND/OR EARNINGS.

      In order to reinvest proceeds from real estate loan principal repayments, or to deploy new equity capital that we may raise in the future, we need to acquire new assets. If pricing of new assets is unattractive, or if the availability of new assets is much reduced, we may not be able to acquire new assets that will generate attractive returns. Our new assets may generate lower returns than the assets that we have on our balance sheet. Generally, unattractive pricing and availability of new assets is a function of reduced supply and/or increased demand. Supply can be reduced if originations of a particular product are reduced, or if there are few sales in the secondary market of seasoned product from existing portfolios. The supply of new securitized assets appropriate for our balance sheet could be reduced if the economics of securitization become unattractive or if a form of securitization that is not favorable for our balance sheet predominates. Also, assets with a favorable risk/reward ratio may not be available if the risks of owning such assets increase substantially relative to market pricing levels. Increased competition could raise prices to unattractive levels.

ACCOUNTING CONVENTIONS AND ESTIMATES CAN CHANGE, AFFECTING OUR REPORTED RESULTS AND OPERATIONS.

      Accounting rules for the various aspects of our business change from time to time. Changes in accounting rules or the accepted interpretation of these rules can affect our reported income, earnings, and stockholders' equity. Our revenue recognition and other aspects of our reported results are based on estimates of future events. These estimates can change in a manner that adversely affects our results or demonstrate, in retrospect, that revenue recognition in prior periods was too high or too low.

OUR POLICIES, PROCEDURES, PRACTICES, PRODUCT LINES, RISKS, HEDGING PROGRAMS, AND INTERNAL RISK-ADJUSTED CAPITAL GUIDELINES ARE SUBJECT TO CHANGE.

      In general, we are free to alter our policies, procedures, practices, product lines, leverage, risks, internal risk-adjusted capital guidelines, and other aspects of our business. We can enter new businesses or pursue acquisitions of other companies. In most cases, we do not need to seek stockholder approval to make such changes. We will not necessarily notify stockholders of such changes.

WE DEPEND ON KEY PERSONNEL FOR SUCCESSFUL OPERATIONS.

      We depend significantly on the contributions of our executive officers and staff. Many of our officers and employees would be difficult to replace. The loss of any key personnel could materially affect our results.

INVESTORS IN OUR COMMON STOCK MAY EXPERIENCE LOSSES, VOLATILITY, AND POOR LIQUIDITY, AND WE MAY REDUCE OUR DIVIDENDS IN A VARIETY OF CIRCUMSTANCES.

      Our earnings, cash flow, book value, and dividends can be volatile and difficult to predict. Investors should not rely on predictions or management beliefs. Although we seek to pay a regular common stock dividend rate that is sustainable, we may reduce our dividend rate in the future for a variety of reasons. We may not provide public warnings of such dividend reductions prior to their occurrence. Fluctuations in our current and prospective earnings, cash flow, and dividends, as well as many other factors such as perceptions, economic conditions, stock market conditions, and the like, can affect our stock price. Investors may experience volatile returns and material losses. In addition, liquidity in the trading of our stock may be insufficient to allow investors to sell their stock in a timely manner or at a reasonable price.

                                USE OF PROCEEDS

      The net proceeds that we will receive from the sale of 1,050,000 shares of our common stock in this offering are estimated to be approximately $45.5 million, after deducting underwriting discounts and commissions and estimated expenses, assuming the over-allotment option is not exercised by the underwriter, and $52.0 million assuming the over-allotment option is exercised in full. We intend to use the net proceeds, together with borrowings, to purchase new assets, substantially all of which we expect will be real estate loan assets. Pending use of the net proceeds to purchase such assets, the net proceeds will be used to reduce short-term collateralized borrowings. These borrowings generally bear interest at rates that adjust based on the one-month or six-month London Inter-Bank Offered Rate, or LIBOR, and are secured by assets owned by us or one of our financing trusts.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      The following table sets forth the high and low sales prices of our common stock as reported by the New York Stock Exchange as well as the cash dividends we declared on each share for the periods indicated through May 13 2004.

                                     PRICE RANGE       COMMON DIVIDENDS DECLARED
                                   ---------------   ------------------------------
                                    HIGH     LOW       PER SHARE      DIVIDEND TYPE
                                   ------   ------   --------------   -------------
2002
  First quarter..................  $27.49   $23.76       $0.62           Regular
  Second quarter.................  $31.50   $27.00       $0.63           Regular
                                                         $0.125          Special
  Third quarter..................  $31.45   $23.00       $0.63           Regular
                                                         $0.125          Special
  Fourth quarter.................  $28.20   $23.54       $0.63           Regular
                                                         $0.125          Special
2003
  First quarter..................  $33.15   $27.25       $0.65           Regular
  Second quarter.................  $42.75   $32.15       $0.65           Regular
  Third quarter..................  $44.12   $34.70       $0.65           Regular
  Fourth quarter.................  $58.25   $41.14       $0.65           Regular
                                                         $4.75           Special
2004
  First quarter..................  $63.47   $47.72       $0.67           Regular
                                                         $0.50           Special
  Second quarter (through May 13,
     2004).......................  $62.71   $42.73       $0.67           Regular

                 COMMON STOCK DIVIDEND POLICY AND DISTRIBUTIONS

      We intend to distribute at least 90% of the taxable income that we earn to our stockholders so as to comply with the REIT tax rules. Our taxable income does not equal net income as calculated for GAAP. We do not intend to distribute as dividends the taxable income we earn in our non-REIT subsidiaries. We currently declare regular quarterly dividends. Our goal is to pay dividends on our common stock at a rate that is steady and sustainable given the levels of cash flow we expect to generate from our REIT operations over time. In May 2004, our Board of Directors declared a regular cash dividend of $0.67 per share, payable on July 21, 2004 for stockholders of record on June 30, 2004. Based upon our current outlook, we believe that our cash flows will be sufficient to sustain dividend payments at the rate of at least $0.67 per share per quarter for the reasonably foreseeable future. Please see "Risk Factors" for a discussion of some of the factors that could potentially lead to a lower dividend rate. We have increased our dividend rate over the last few years as our profits and cash flows have increased. Our Board of Directors will consider additional increases to our regular dividend rate in the event that our current business initiatives successfully increase our expected long-term rate of profitability and cash flows.

      In certain years, our Board of Directors may declare one or more special dividends in order to meet the annual minimum dividend distribution requirements necessary to comply with the REIT tax rules. In 2003, our Board of Directors declared a special cash dividend totaling $4.75 per share. In 2003, the total common stock dividends declared, including regular dividends and the special dividend, was $7.35. In March 2004, our Board of Directors declared another special cash dividend of $0.50 per share, which was paid on April 21, 2004 to stockholders of record on March 31, 2004.

      The dividend policy with respect to our common stock is subject to revision at the discretion of our Board of Directors. All distributions will be made by us at the discretion of our Board of Directors and will depend on our REIT taxable income, maintaining our REIT status, GAAP earnings, cash flows and overall financial condition, and such other factors as our Board of Directors deems relevant.

      Distributions to our stockholders will generally be subject to tax as ordinary income, although a portion of such distributions may be designated by us as capital gain or may constitute a tax-free return of capital. Our Board of Directors may elect to maintain a steady dividend rate during periods of fluctuating taxable income. In such event, our Board of Directors may choose to declare dividends that include a return of capital. We will annually furnish to each stockholder a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, capital gains or return of capital. For a discussion of the federal income tax treatment of our distributions, see "Federal Income Tax Considerations -- Taxation of Stockholders" in this prospectus supplement.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2004 (i) on an actual basis, and (ii) as adjusted for the issuance of 1,050,000 shares of our common stock offered hereby. See "Use of Proceeds." The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our Form 10-Q for the quarter ended March 31, 2004.

                                                                     MARCH 31, 2004
                                                              -----------------------------
                                                              ACTUAL(1)(2)   AS ADJUSTED(3)
                                                              ------------   --------------
                                                                        UNAUDITED
                                                                (IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
STOCKHOLDERS' EQUITY:
Common Stock, par value $0.01 per share; 50,000,000 shares
  authorized; 19,796,237 issued and outstanding, actual;
  20,846,237 shares issued and outstanding, as
  adjusted(3)...............................................   $     198       $     208
Additional paid-in capital..................................     548,662         594,114
Accumulated other comprehensive income......................      78,517          78,517
Cumulative earnings.........................................     299,763         299,763
Cumulative distributions to stockholders....................    (319,018)       (319,018)
                                                               ---------       ---------
          Total stockholders' equity........................   $ 608,122       $ 653,584
                                                               =========       =========

------------

(1) Excludes as of March 31, 2004 (i) 1,648,843 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $28.56 per share and (ii) an aggregate of 126,724 shares available for future issuance under our Stock Option Plan.
(2) At March 31, 2004, we also utilized borrowings of $277.9 million of short-term debt and $18.6 billion of long-term debt, net.
(3) Adjusted for the issuance of 1,050,000 shares offered hereby, with net proceeds of approximately $45.5 million after underwriting discounts, commissions and other estimated expenses. Assumes no exercise of the underwriter's over-allotment option.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

      The following selected consolidated financial data should be read in conjunction with "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and our Consolidated Financial Statements and the related Notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

                                                                                       THREE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                   MARCH 31,
                                          ---------------------------------------   -------------------------
       CONSOLIDATED STATEMENTS OF            2003          2002          2001          2004          2003
              INCOME DATA:                -----------   -----------   -----------   -----------   -----------
INTEREST INCOME
Residential real estate loans...........  $   244,124   $    98,745   $    65,779   $   101,337   $    44,070
Residential loan credit-enhancement
  securities............................       68,091        37,427        16,683        15,533        13,693
Commercial real estate loans............        3,459         5,000         7,480           701           816
Securities portfolio....................       23,530        24,404        54,257         9,611         4,192
Cash and cash equivalents...............          418           948         1,107           166           110
                                          -----------   -----------   -----------   -----------   -----------
Interest income before provision for
  credit losses.........................      339,622       166,524       145,306       127,348        62,881
Provision for credit losses.............       (8,646)       (3,308)         (767)       (2,511)       (1,756)
                                          -----------   -----------   -----------   -----------   -----------
Total interest income...................      330,976       163,216       144,539       124,837        61,125
INTEREST EXPENSE
Short-term debt.........................       (7,038)      (20,312)      (40,401)       (2,571)       (1,940)
Long-term debt..........................     (195,823)      (71,393)      (57,668)      (77,006)      (34,993)
                                          -----------   -----------   -----------   -----------   -----------
Total interest expense..................     (202,861)      (91,705)      (98,069)      (79,577)      (36,933)
NET INTEREST INCOME.....................      128,115        71,511        46,470        45,260        24,192
Operating expenses......................      (36,895)      (20,005)      (12,747)      (10,026)       (8,282)
Net recognized gains and valuation
  adjustments...........................       46,676         5,111         1,532        17,437           918
                                          -----------   -----------   -----------   -----------   -----------
Net income before provision for income
  taxes.................................      137,896        56,617        35,255        52,671        16,828
Provision for income taxes..............       (5,502)           --            --        (1,880)       (1,215)
                                          -----------   -----------   -----------   -----------   -----------
Net Income before change in accounting
  principle.............................      132,394        56,617        35,255        50,791        15,613
Cumulative effect of adopting EITF
  99-20.................................           --            --        (2,368)           --            --
                                          -----------   -----------   -----------   -----------   -----------
Net Income..............................      132,394        56,617        32,887        50,791        15,613
Dividends on Class B preferred stock....         (681)       (2,724)       (2,724)           --          (681)
                                          -----------   -----------   -----------   -----------   -----------
NET INCOME AVAILABLE TO COMMON
  STOCKHOLDERS..........................  $   131,713   $    53,893   $    30,163   $    50,791   $    14,932
                                          ===========   ===========   ===========   ===========   ===========
EARNINGS PER SHARE:
Basic earnings per share:
Net income before change in accounting
  principle.............................  $      7.42   $      3.55   $      3.20   $      2.61   $      0.91
Cumulative effect of adopting EITF
  99-20.................................           --            --         (0.23)           --            --
                                          -----------   -----------   -----------   -----------   -----------
Net income available to common
  stockholders..........................  $      7.42   $      3.55   $      2.97   $      2.61   $      0.91
Diluted earnings per share:
Net income before change in accounting
  principle.............................  $      7.09   $      3.44   $      3.11   $      2.49   $      0.88
Cumulative effect of adopting EITF
  99-20.................................           --            --         (0.23)           --            --
                                          -----------   -----------   -----------   -----------   -----------
Net income available to common
  stockholders..........................  $      7.09   $      3.44   $      2.88   $      2.49   $      0.88
                                          -----------   -----------   -----------   -----------   -----------
Dividends declared per preferred
  share.................................  $     0.755   $     3.020   $     3.020   $        --   $     0.755
Dividends declared per common share.....  $     7.350   $     2.885   $     2.550   $     1.170   $     0.650
Weighted average shares of common stock
  and common stock equivalents:
Basic...................................   17,759,346    15,177,449    10,163,581    19,427,373    16,412,867
Diluted.................................   18,586,649    15,658,623    10,474,764    20,398,644    16,983,513

                                                              DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                                  2003           2002          2004
CONSOLIDATED BALANCE SHEETS DATA:                             ------------   ------------   -----------
ASSETS
  Residential real estate loans.............................  $16,239,160     $6,215,179    $18,086,505
  Residential loan credit-enhancement securities............      378,727        352,479        374,616
  Commercial real estate loans..............................       22,419         29,270         22,177
  Securities portfolio......................................      844,714        335,697        936,646
  Cash and cash equivalents.................................       58,467         39,169         57,866
                                                              -----------     ----------    -----------
         Total earning assets...............................   17,543,487      6,971,794     19,477,810
  Restricted cash...........................................       21,957         11,755         14,207
  Accrued interest receivable...............................       39,706         19,087         44,343
  Principal receivable......................................       13,743          1,214            477
  Other assets..............................................        7,877          3,922          6,736
                                                              -----------     ----------    -----------
  TOTAL ASSETS..............................................  $17,626,770     $7,007,772    $19,543,573
                                                              ===========     ==========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  LIABILITIES
  Short-term debt...........................................  $   236,437     $   99,714    $   277,910
  Long-term debt, net.......................................   16,782,586      6,397,020     18,583,030
  Accrued interest payable..................................       16,556          5,267         17,924
  Accrued expenses and other liabilities....................       25,472         19,768         33,425
  Dividends payable.........................................       12,391         12,970         23,162
                                                              -----------     ----------    -----------
         Total Liabilities..................................   17,073,442      6,534,739     18,935,451
                                                              -----------     ----------    -----------
  STOCKHOLDERS' EQUITY
  Preferred stock, par value $0.01 per share; Class B 9.74%
    Cumulative Convertible, 0, 902,068 and 0 shares
    authorized, issued, and outstanding ($0, $28,645 and $0
    aggregate liquidation preference).......................           --         26,517             --
  Common stock, par value $0.01 per share; 50,000,000,
    49,097,932 and 50,000,000 shares authorized; 19,062,983,
    16,277,285, 19,796,237 issued and outstanding...........          191            163            198
  Additional paid-in capital................................      517,826        418,701        548,662
  Accumulated other comprehensive income....................       82,179         69,146         78,517
  Cumulative earnings.......................................      248,972        116,578        299,763
  Cumulative distributions to stockholders..................     (295,840)      (158,072)      (319,018)
                                                              -----------     ----------    -----------
         Total Stockholders' Equity.........................      553,328        473,033        608,122
                                                              -----------     ----------    -----------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................  $17,626,770     $7,007,772    $19,543,573
                                                              ===========     ==========    ===========

                                                                                         THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                  MARCH 31,
                                             --------------------------------------   -------------------------
                                                 2003          2002         2001         2004          2003
CASH FLOW DATA:                              ------------   -----------   ---------   -----------   -----------
Net income available to common
  stockholders.............................  $    131,713   $    53,893   $  30,163   $    50,791   $    14,932
Preferred dividends........................           681         2,724       2,724            --           681
                                             ------------   -----------   ---------   -----------   -----------
Net income available before preferred
  dividends................................       132,394        56,617      32,887        50,791        15,613
Adjustments to reconcile net income to net
  cash (used in) provided by operating
  activities...............................       (63,156)   (1,114,029)   (404,853)      (20,649)        4,261
                                             ------------   -----------   ---------   -----------   -----------
Net cash provided by (used in) operating
  activities...............................        69,238    (1,057,412)   (371,966)       30,142        19,874
Net cash (used in) provided by investing
  activities...............................   (10,506,606)   (3,343,950)     66,179    (1,910,472)   (1,160,654)
                                             ------------   -----------   ---------   -----------   -----------
Net cash provided by financing
  activities...............................    10,456,666     4,431,501     299,334     1,879,729     1,144,493
Net increase (decrease) in cash and cash
  equivalents..............................        19,298        30,139      (6,453)         (601)        3,713
                                             ------------   -----------   ---------   -----------   -----------
Cash and cash equivalents at beginning of
  period...................................        39,169         9,030      15,483        58,467        39,169
Cash and cash equivalents at end of
  period...................................  $     58,467   $    39,169   $   9,030   $    57,866   $    42,882
Supplemental disclosure of cash flow
  information:
Cash paid for interest.....................  $    191,572   $    89,007   $ 100,919   $    52,472   $    36,428
Cash paid for taxes........................  $      7,006   $         0   $       0   $       880   $        63
Non-financing activity:
Dividends declared but not paid............  $     12,391   $    12,970   $   8,278   $    23,162   $    11,474

                         COMPANY BUSINESS AND STRATEGY

GENERAL

      Our business model and principal strategy are based on our belief that an efficiently structured financial company can achieve consistent growth and profitability though disciplined investing in owning and credit-enhancing high-quality jumbo residential real estate loans -- those loans outside the reach of Fannie Mae and Freddie Mac, the two U.S. government-sponsored residential real estate loan investors. Our primary goal is to generate steady income and dividends for our stockholders.

OUR INDUSTRY

      There are approximately $7.1 trillion of residential real estate loans outstanding in the United States. The amount outstanding has grown at an average rate of 9% per year for approximately 20 years as home ownership and housing values have generally increased. New originations of residential real estate loans have ranged from $1.0 trillion to $3.8 trillion per year over the last five years. Originations generally increase in years when refinancing activity is stronger due to declines in long-term interest and mortgage rates.

      The U.S. government-sponsored residential real estate loan investment companies, Fannie Mae and Freddie Mac, are prohibited from owning and credit-enhancing real estate loans with balances over certain limits (the limit for single-family real estate loans originated within the continental United States is currently $333,700). Loans with balances larger than this limit are commonly referred to as jumbo loans. We estimate that over the past five years, new originations of jumbo residential real estate loans have ranged between $200 billion and $700 billion per year making up between 18% and 22% of total new residential loan originations. We believe that outstanding jumbo residential real estate loans total over $1.4 trillion. We also believe that the outstanding balance of jumbo residential real estate loans will continue to grow at the same rate as the residential loan market as a whole (between 4% and 12% per year).

      Each year the amount of jumbo loans that are available for sale consists of new originations plus seasoned loans that are sold into the secondary mortgage market by financial institutions from their portfolio, less loans that are retained by originators for their own portfolios. The amount of jumbo loans for sale each year depends on the economic conditions and other factors that determine the level of new loan originations and the relative attractiveness to financial institutions of selling versus retaining loans.

      Historically, jumbo residential real estate loans that are available for sale have been purchased by financial institutions such as banks and thrifts that want to increase their loan portfolios to a size that is larger than they can achieve through retaining all their own loan production. These institutions fund their loan investment activities with deposits and other borrowings. Increasingly, since the mid-1980s, jumbo residential real estate loans have been funded through the creation and sale of mortgage-backed securities to the capital markets. We estimate that the share of jumbo residential real estate loans outstanding that have been securitized has been increasing steadily from approximately 10% in 1990 to over 50% in 2003. We believe that loan securitization has become the financing method of choice in the jumbo loan market because securitization is generally a more efficient form of funding than deposits or other borrowings.

      Jumbo residential real estate loan securitizations may consist of seasoned loans or newly originated loans. Seasoned loan securitizations generally contain loans that are being sold from the retained mortgage portfolios of the larger banks and thrifts. Securitizations of new originations generally contain loans sold by the larger originators of jumbo mortgage loans or by conduits. Conduits acquire individual loans or small loan portfolios in order to aggregate loan pools for securitization.

      Substantially all of the demand for mortgage-backed securities comes from investors that desire to hold the cash flows of a residential real estate loan but are not able or willing to build the operations necessary to manage the credit risk of real estate loans. These investors demand that mortgage-backed securities be rated investment-grade by the credit rating agencies. In order to create investment-grade mortgage-backed securities from a pool of residential real estate loans, credit enhancement for those loans must be provided so that someone other than the investment-grade security buyer assumes the credit risk.

      In a securitization, a pool of residential real estate loans can be credit-enhanced through a number of different methods. The senior/subordinated structure is currently the most prevalent method for credit-enhancement of jumbo residential real estate loans. This structure establishes a set of senior security interests in the pool of real estate loans and a set of subordinated (junior) security interests in the pool. The subordinated interests are acquired by one or more entities that provide credit-enhancement to the underlying real estate loans. Credit losses in the loan pool reduce the principal of the subordinated interests first, thus providing some credit protection to the senior securities that allows them to be rated investment grade. Other forms of credit-enhancement, such as pool insurance provided by mortgage insurance companies, bond insurance provided by bond insurance companies, and corporate guarantees are often less efficient than the senior/subordinated structure due to regulation and rating agency requirements, among other factors.

      Credit enhancers of jumbo residential real estate loan securitizations profit from cash flows generated from the ownership of the subordinated credit-enhancement interests. The amount and timing of credit losses in the underlying loan pools affect the yields generated by these assets. These interests are generally purchased at a discount to the principal value of the interest, and much of the potential return to the subordinated investor is generated through the ultimate return of the principal that remains after realized credit losses are deducted.

      The business of enabling the securitization of jumbo residential real estate loans by assuming the credit risk on the loans is highly fragmented. Credit enhancers of jumbo residential loan securitizations include banks and thrifts (generally credit-enhancing their own loan originations), insurance companies, Wall Street broker-dealers, hedge funds, private investment firms, mortgage REITs, and others.

      The liquidity crisis in the financial markets in 1998 caused many of the participants in this market to withdraw. With reduced demand stemming from reduced competition, and increased supply as a result of increased originations and sales of seasoned loan portfolios, prices of residential credit-enhancement interests declined and the acquisition of these interests became more attractive. Prices further declined in 1999 as financial turmoil continued and many financial institutions reorganized themselves to focus on other businesses.

      From 1998 through 2002, the prices of assets and the margins available in the jumbo residential credit-enhancement business were generally attractive. In 2003, while the supply of credit-enhancement securities generally increased as a result of an increase in jumbo real estate loan securitizations, there was a general increase in competition, demand, and prices in this market. We believe that we will continue to experience increased competition and that reduced supply is likely in the next few years which will continue to negatively affect prices.

OUR COMPANY

      Over the past ten years, we have built a company that allows us to compete effectively in the business of investing, owning, and credit enhancing high-quality jumbo residential real estate loans in the United States. The key aspects of our business model are as follows:

      Focus. We target the ownership and credit-enhancement of jumbo residential real estate loans as our primary business. Our specialty is acquiring jumbo residential real estate loans and funding these acquisitions through securitizations. We also specialize in acquiring credit-enhancement securities that facilitate the securitizations of third parties. We believe securitizations are an efficient form of financing jumbo residential real estate loans and have advantages over the typical funding methods used by depository institutions such as banks and thrifts. By focusing on funding our investments through securitizations, we believe our long-term growth opportunities will continue to be attractive. We believe that opportunities will be particularly attractive if an increasing share of jumbo residential real estate loans is securitized and if the jumbo residential real estate loan market as a whole continues to grow at historical rates.

      Emphasis on long-term asset portfolio. Through our operations, we seek to structure and build a unique portfolio of valuable real estate loan assets. We seek to structure long-term assets with expected average lives of five to ten years. The long-term nature of these assets helps to reduce reinvestment risk and generally provides us with more stable, proprietary cash flows that help support our goal of maintaining steady dividends over time.

      Specialized expertise and scalable operations. We believe we have developed all of the specialized expertise necessary to efficiently and economically invest in and credit enhance jumbo residential real estate loans. Our accumulated market knowledge, relationships with mortgage originators and others, sophisticated risk-adjusted capital policies, strict underwriting procedures, and successful experience with shifting financial market conditions allow us to acquire and securitize real estate loans and effectively manage the risks inherent with those businesses. We build and maintain relationships with large mortgage originators, banks that are likely to sell real estate loan portfolios, Wall Street investment firms that broker real estate loans and securities, and the buyers of our securitization bonds. We continue to develop our staff, our analytics, our models, and other capabilities that help us structure securitization transactions and cash flows, evaluate credit quality of individual loans and pools of loans, underwrite loans effectively, and monitor trends in credit quality and expected losses in our existing portfolios. We establish relationships with our servicing companies to assist with monthly surveillance, loss mitigation efforts, delinquent loan work-out strategies, and REO liquidation. Aside from collaborating with our servicers on these issues, we insist that specific foreclosure timelines are followed and that representations and warranties made to us by sellers are enforced. For balance sheet management, we work to project cash flows and earnings, determine capital requirements, source borrowings efficiently, preserve liquidity, and monitor and manage risks effectively.

      Even as we continue to enhance our capabilities, we believe that our operations are scalable. In the long run, we do not expect our operating costs to grow at the same rate as our net interest income should we expand our capital base and our portfolios. Thus, other factors being equal, we believe that growth in our capital could be materially accretive to earnings and dividends per share.

      Competitive advantage of our corporate structure. As a REIT, we pay only limited income taxes, traditionally one of the largest costs of doing business. In addition, we are not subject to the extensive regulations applicable to banks, thrifts, insurance companies, and mortgage banking companies; nor are we subject to the rules governing regulated investment companies. We believe the absence of business-restrictive regulations in our market sector is a competitive advantage. The regulations applicable to certain financial companies can cause capital inefficiencies and higher operating costs for certain of our competitors. Our structure enables us to acquire attractive investments that are not feasible or practical for other financial companies.

      Flexibility in real estate loan portfolio orientation. We are open to other areas of opportunity within real estate finance and related fields that may compliment and benefit our core business activity of investing in jumbo residential real estate loans. In addition to our jumbo residential loan operations, we currently invest in commercial real estate loans and in securities collateralized by diverse types of residential and commercial real estate loans. Depending on the relative attractiveness of the opportunities in these or new product lines, we may increase or decrease the size of and capital allocation to these portfolios over time.

      We also generally look for investment opportunities that fit our value orientation, that take advantage of the unusual structural characteristics of our balance sheet, and that allow us to develop an advantage over many of our competitors.

OUR STRATEGY

      Our objective is to produce attractive earnings and dividend growth for stockholders, primarily through investing in, owning and credit enhancing high-quality jumbo residential real estate loans and other real estate loans and securities.

      The key aspects of our strategy are as follows:

      Preserve portfolio quality. In our experience, the highest long-term risk-adjusted returns come from owning and credit enhancing highest quality real estate loans. For this reason, we have focused on acquiring "A quality" or "prime quality" jumbo residential real estate loans. Within the prime real estate loan category, there are degrees of quality: "A", "Alt-A", and "A minus." As compared to the market as a whole, we believe our portfolio is generally concentrated in the top quality end of the "A" residential real estate loan category.

      We generally own and credit enhance residential real estate loans from large, high-quality, national mortgage origination companies. We also have some of the highest quality servicing companies processing our loan payments and assisting with loss mitigation. While we may acquire or credit enhance loans that are less than "A" quality, we currently intend to do so only for seasoned loans of this type that may have less risk than newly-originated loans. We also may own A-minus, Alt-A, and sub-prime residential real estate loan securities that, for the most part, are rated investment-grade because they are credit enhanced in some form by others, which mitigates our risk of credit-loss from these securities.

      Maintain geographic diversity. With respect to geography, our jumbo residential real estate loan portfolio is approximately as diverse as the U.S. jumbo residential real estate loan market as a whole. We own and credit enhance loans in all 50 states. With the exception of California, no one state generally represents more than 5% of our portfolio. Our exposure to California loans is approximately 50%, about the same percentage as the total jumbo residential real estate loans outstanding in the United States. Less than 1% of the jumbo loans we own and credit enhance are in any one zip code in the United States.

      Match-fund effectively. In the course of our business, we do not generally seek to put ourselves in a position where the anticipation of specific interest rates or loan prepayment rates is material to meeting our long-term goals. Accordingly, we generally attempt to match the interest rate, prepayment rate, and cash flow characteristics of our on-balance sheet assets to our liabilities. Currently, our assets are funded through securitizations that generally match the interest rate and prepayment characteristics of the assets (i.e., our adjustable rate assets are funded with floating rate securities, fixed rate assets with fixed rate securities, etc.). Any amount of unhedged or unmatched hybrid and fixed rate assets we own generally does not materially exceed our equity base. We use interest rate agreements to help us achieve our desired asset/liability mix and we anticipate continuing to use these interest rate agreements in the future. Although our assets and liabilities are effectively match-funded, some variation in earnings may still result from changes in short-term interest rates.

      Manage capital levels. We manage our capital levels, and thus our access to borrowings and liquidity, through risk-adjusted capital policies supervised by our senior executives. We believe these conservative and well-developed guidelines are an important tool that helps us achieve our goals and mitigate the risks of our business. We continually seek to improve the effective use of our capital without changing our underlying goals and policies. Through these policies, we believe we effectively assign a capital adequacy guideline amount and maintain sufficient cash to appropriately manage our capital needs. In most circumstances in which our actual capital levels decreased below our capital adequacy guideline amount, we would expect to cease the acquisition of new assets until capital guideline levels were restored through loan prepayments, asset sales, securitization transactions, capital raising, or other means.

      Our current plan is to use securitization, accounted for as the issuance of long-term securitized non-recourse debt, to fund our real estate assets and restrict our use of short-term recourse debt to the temporary funding of assets under accumulation for securitization. To the extent that we do have real estate assets funded with short-term recourse debt that is subject to margin calls, our capital requirement guidelines will fluctuate over time, based on changes in the short-term funded asset's credit quality, liquidity characteristics, potential for market value fluctuation, interest rate risk, prepayment risk and the over-collateralization requirements for that asset set by our collateralized short-term lenders. We typically fund our residential credit-enhancement securities and our retained interests from our securitizations with equity. The size of our retained interest in our securitizations relative to the amount of assets underlying that securitization generally depends on the determination of the credit rating agencies with respect to the amount of credit enhancement necessary to create investment-grade bonds to be issued from the securitization. Retained interests generally range from 0.2% to 2.0% of high-quality residential real estate loans, from 1% to 7% of re-securitized real estate loan securities, and from 5% to 30% of commercial real estate loans.

      Pursue growth. We are pursuing a long-term growth strategy, seeking to increase the amount of equity capital we have employed in our business of investing in real estate loans. As we increase our equity, we believe we will be able to strengthen our relationships with our customers from whom we buy real estate assets, thus potentially giving us certain pricing, cost, and other competitive advantages. As we increase the size of our capital base, we believe that we may benefit from improved operating expense ratios, lower borrowing expenses, improved capital efficiencies, and related factors that may improve earnings and dividends per share. In order to continue to grow, we have been expanding our capabilities and financing arrangements to allow us to increase our investment in commercial real estate loans and diverse residential and commercial real estate loan securities. We believe any new product areas we pursue will provide us with diversification of both risk and opportunity.

OUR REAL ESTATE LOAN ASSETS

      We have four portfolios of real estate loan investments: residential real estate loans, residential real estate loan credit-enhancement securities, commercial real estate loans, and securities portfolio (consisting of diverse residential and commercial real estate securities, primarily investment-grade). Each of these portfolios is a component of our single business segment of investing in real estate loans. Our current intention is to focus on investing in and managing these four existing portfolios. We manage our real estate loan investments as a single business segment, with common staff and management, intermingled financing arrangements, and flexible capital allocations.

RESIDENTIAL LOAN REAL ESTATE LOANS

      We acquire high-quality jumbo residential real estate loans and hold them as a long-term investment. We generally fund these acquisitions with our equity and through securitizations, which are accounted for as long-term debt, that closely matches the interest rate, prepayment, and maturity characteristics of the loans. We show on our balance sheet both the underlying residential real estate loans that we have securitized and the securities that we issue to fund the loans.

      The net interest income we earn from these assets equals the interest income we earn on our loans, less expenses related to

      - interest (including issuance fees) and hedging costs on securitizations and borrowings;

      - amortization of premiums paid in excess of the principal upon acquisition of the loans; and

      - credit provision incurred to provide for the appropriate credit reserves for credit losses.

      The process of adding to our residential real estate loan portfolio commences when we underwrite and acquire residential real estate loans from sellers. We generally seek to quickly build a portfolio large enough, at least $200 million, to support an efficient securitization. We source our loan acquisitions primarily from large, well-established mortgage originators and the larger banks and thrifts.

      We are always seeking bulk purchases of residential whole loan portfolios that meet our acquisition criteria and that are priced attractively relative to our funding costs in connection with a securitization. In addition, we acquire new loans on a continuous or "flow" basis from originators that have loan programs that meet our desired quality and loan type standards.

      We initially fund our residential loan acquisitions with short-term debt. When we are ready to securitize the loans, we contribute these loans to one of our wholly owned, special purpose entity securitization subsidiaries (Sequoia Mortgage Funding Corporation or Sequoia Residential Funding, Inc.). Sequoia Mortgage Funding Corporation or Sequoia Residential Funding, Inc., through a trust, then issues mostly investment grade rated mortgage-backed securities that generally match the interest rate, prepayment, and maturity characteristics of the loans and remits the net proceeds of the applicable offering back to us. Our net investment equals our basis in the loans, less the net proceeds that we received from the sale of securities. The amount of equity that we invest in these trusts to support our securities issuance is determined by the credit rating agencies, based on their review of the loans and the structure of the transaction.

      We plan to accumulate more high-quality jumbo residential loans when loans are available on attractive terms relative to our anticipated costs of securitization. We currently focus on only adjustable rate real estate loans, but may also from time to time invest in hybrid or fixed rate loans. We may also acquire and securitize home equity lines of credit.

RESIDENTIAL LOAN CREDIT-ENHANCED SECURITIES

      In addition to investing in residential real estate loans, we also credit enhance pools of high-quality jumbo residential loans that have been securitized by others. We do this by acquiring subordinated securities in third-party securitizations. These credit-enhancement securities bear the bulk of the potential credit risk for the securitized pool of loans in order for the more senior securitized interests to qualify for investment grade ratings for efficient sale into the capital markets.

      Generally, we acquire credit-enhancement securities from leading high-quality national mortgage origination firms and certain other smaller firms that specialize in high-quality jumbo residential real estate loan originations. We also work with large banks that are sellers of seasoned portfolios of high-quality jumbo residential real estate loans. We either work directly with these customers or we work in conjunction with an investment bank on these transactions. Our credit-enhancement securities are backed by fixed rate, hybrid, and adjustable rate residential real estate loans.

      The principal value of the credit-enhancement securities in any rated senior/subordinated securitization is determined by the credit rating agencies:
Moody's Investors Service, Standard & Poor's Rating Services, and Fitch Ratings. These credit agencies examine each pool of residential real estate loans in detail. Based on their review of individual loan characteristics, they determine the credit enhancement levels necessary to award investment grade ratings to the bulk of the securities formed from these loans.

      Our actual investment, and our risk, is less than the principal value of our credit-enhancement securities since we acquire these interests at a discount to principal value. A portion of this discount we designate as our credit protection for future losses; the remainder we amortize into income over time.

      Our first defense against credit loss is the quality of the residential real estate loans we acquire or otherwise credit enhance. Our loans are generally in the high-quality range for loan factors such as loan-to-value ratios, debt-to-income ratios, credit quality of the borrower, and completeness of documentation. Our loans are secured by the borrowers' homes. Compared to most corporate and consumer loans, the residential real estate loans that we credit enhance have a much lower loss frequency and a much lower loss severity (the severity is the percentage of the loan principal and accrued interest that we lose upon default).

      Our exposure to credit risks of the residential real estate loans that we credit enhance is further limited in a number of respects as follows:

      Risk tranching. A typical residential real estate loan securitization has three credit-enhancement interests: a "first loss" security, a "second loss" security, and a "third loss" security. Our first loss security investments are directly exposed to the risk of principal loss on any loan in the underlying loan pool that may default. Our second loss securities are exposed to credit loss if cumulative pool losses exceed the remaining principal value of the first loss security. Our third loss securities are exposed to loss if cumulative pool losses exceed the remaining principal value of both the first and second loss security. Thus, not all our investments in credit-enhancement securities are immediately exposed to loss, and to the extent a third-party owns a first loss security or another security that is junior to the security we own, we benefit from the credit enhancement provided by others.

      Limited maximum loss. Our potential credit exposure to the residential real estate loans that we credit enhance is limited to our investment in the credit-enhancement securities that we acquire.

      Credit protection established at acquisition. We acquire credit-enhancement interests at a discount to their principal value. We book a portion of this discount as credit protection against future credit losses. For many economic circumstances, we believe that this protection should be large enough to absorb future losses. We establish the amount of our credit protection at acquisition and adjust it over time following a review of the underlying collateral, economic conditions, and other factors. If future credit results are favorable, we may not need all of the amounts designated as credit protection. In such event, we may then redesignate some of these balances as a discount to be amortized into income over time. If future credit results are worse than previously anticipated, we may need to increase the amount of designated credit protection which could result in an immediate negative impact on earnings.

      Mortgage insurance. A small portion of our credit enhanced portfolio consists of residential real estate loans with initial loan-to-value, or LTV, ratios in excess of 80%. For the vast majority of these higher LTV ratio loans, we benefit from primary mortgage insurance provided on our behalf by the mortgage insurance companies or from pledged asset accounts. Thus, for what would otherwise be our most risky mortgage loans, we have passed much of the risk on to third parties and our effective LTV ratios on these loans are lower than 80%.

      Representations and warranties. As the credit enhancer of a residential real estate loan securitization, we benefit from representations and warranties received from the sellers of the loans. In limited circumstances, the sellers are obligated to repurchase delinquent loans from our credit enhanced pools, thus reducing our potential exposure.

      We believe that the outlook for investing in new jumbo residential real estate credit-enhancement securities is reasonably favorable. A reasonable supply of investment opportunities in these securities is expected to continue even if securitization volume drops and competition for such securities increases. Although pricing for these assets has increased in recent quarters, we expect we can continue to find investment opportunities for these securities at prices sufficient to generate attractive long-term returns. In general, we expect house prices to increase over time (thus reducing our credit risk on our loans) because the restrictions on new construction and the lack of raw land in most jumbo loan neighborhoods limit supply relative to demand.

COMMERCIAL REAL ESTATE LOANS

      While our primary investment focus is on high-quality residential real estate loans, we also invest in commercial real estate loans. Starting in 1998, we originated commercial real estate loans for our portfolio. Currently, our goal is to increase the size of our commercial real estate loan portfolio through acquisition rather than origination. We finance our commercial real estate loan portfolio with equity and through selling senior loan participations. We intend to acquire commercial real estate loans, loan participations, mezzanine loans, commercial real estate loan securities, and commercial credit-enhancement securities in the future. In addition, we may acquire interests in joint ventures of other entities that invest in these types of commercial loans and securities.

      To date, we have had few delinquencies and losses on our investments in commercial real estate loans. A slowing economy, and factors particular to each commercial loan, could cause credit losses in the future. As this occurs, we would provide for future losses by creating a specific credit reserve on a loan-by-loan basis.

SECURITIES PORTFOLIO

      Our securities portfolio contains all the securities we own that are not considered residential credit-enhancement securities or cash-equivalents.

      With regard to investing in real estate loan securities and in structuring asset-backed securities issuance to fund investments in these securities, we believe we have certain advantages relative to other capital markets investors. We believe we are an efficient company with capable and experienced professional staff. We are not burdened by over-regulation and we benefit from certain REIT-related tax advantages.

      Most of the securities included in our CDO securitizations, and reported on our balance sheet as assets, are rated investment-grade (AAA to BBB) or rated BB. As a result, we generally do not take primary credit risk with respect to the loans underlying these securities because we benefit from credit enhancement provided by others. We own real estate securities backed by prime residential loans, sub-prime residential loans, manufactured housing loans, and commercial real estate loans. We also own CDO debt and equity, collateralized debt obligations, that are re-securitizations of diverse real estate securities and we own corporate bonds issued by REITs that own commercial real estate properties.

      We fund our securities and some of our credit-enhancement securities with equity and with asset-backed securities, accounted for as long-term debt, issued through our Acacia private CDO securitization program. We currently use short-term recourse debt financing for our securities portfolio only on a temporary basis while we are accumulating securities prior to a CDO issuance.

      We invest in diverse real estate loan securities for several reasons:

      - Acquiring these various types of real estate securities to support our CDO program allows us to resecuritize our BB-rated residential credit-enhancement securities. Accumulation of a diverse pool of securities, of which our residential credit-enhancement securities are a part, allows us to issue asset-backed securities in the form of CDO transactions.

      - Given our balance sheet characteristics, tax status, and the capabilities of our staff, we believe our investment in real estate securities can earn an attractive return on equity.

      - Investing in a variety of types of real estate securities diversifies both our risks and our opportunities.

      - By developing our Acacia private CDO issuance program, involving the accumulation and re-securitization of primarily investment-grade and BB-rated real estate securities, we can efficiently invest in some of the investment-grade and BB-rated interests of the securitizations that we credit enhance and we can efficiently retain some of the investment-grade and BB-rated bonds that we would otherwise issue in our securitization of our high-quality residential real estate loans. It is efficient from an operating cost perspective for us to increase the size of our investment in transactions where we are already devoting considerable resources to underwrite and assess loans and origination and servicing standards.

OUR OPERATIONS

      Our portfolio management staff leads flexible interdisciplinary product management teams that work to acquire attractive real estate loan investments, issue mortgage-backed and asset-backed securities, and increase our profitability over time. Our finance staff participates on these teams, and manages our overall balance sheet, borrowings, cash position, accounting, finance, tax, equity issuance, and investor relations.

      We build and maintain relationships with mortgage originators, such as: banks that are likely to sell real estate loan portfolios; Wall Street investment firms that broker real estate securities; mortgage servicing companies that process payments for us and assist with loss mitigation; technology and information providers that help us conduct our business more effectively; banks and Wall Street investment firms that provide us credit and assist with the issuance of our long-term debt; commercial property owners and other participants in the commercial real estate loan market; and the capital markets investors that buy our issuance of mortgage-backed and asset-backed securities.

      We evaluate, underwrite, and execute real estate asset acquisitions. Some of the factors that we take into consideration are: asset yield characteristics; liquidity; anticipated credit losses; expected prepayment rates; the cost and type of funding available for the particular asset; the amount of capital necessary to carry the particular investment in a prudent manner and to meet our internal risk-adjusted capital guidelines; the cost of any hedging that might be employed; potential market value fluctuations; contribution to our overall asset/liability objectives; potential earnings volatility in adverse scenarios; and cash flow characteristics.

      We monitor and actively manage our credit risks. We work closely with our residential and commercial mortgage servicers, especially with respect to delinquent loans. While procedures for working out troubled credit situations for residential loans are relatively standardized, we still find that an intense focus on assisting and monitoring our servicers in this process yields good results. We work to enforce the representations and warranties of our sellers, requiring that they meet their obligations to repurchase loans if there is a breach of the contractural covenants and representations established at the time of our purchase. If the loans that make up one of our investments start to under-perform our expectations, or if a servicer is not fully cooperative with our monitoring efforts, we may seek to sell that investment at the earliest opportunity before its market value is diminished.

      Prior to acquiring a credit enhancement security, we typically review origination processes, servicing standards, and individual loan data. In some cases, we underwrite individual loan files. Prior to acquiring whole loans for our residential real estate loan portfolio, we conduct a legal document review of the loans, review individual loan characteristics, and underwrite loans that appear to have higher risk characteristics.

      We actively monitor and adjust the asset/liability characteristics of our balance sheet. We follow our internal risk-adjusted capital guidelines, seeking to make sure that we are sufficiently capitalized to hold our assets to maturity through periods of market fluctuation. We monitor our cash levels, the liquidity of our assets, the stability of our borrowings, and our projected cash flows and market values to make sure that we maintain a strong liquidity position. We generally seek to match the interest rate characteristics of our assets and liabilities. If we cannot achieve our matching objectives on-balance sheet, we use interest rate hedge agreements to adjust our overall asset/liability mix. We monitor potential earnings fluctuations and cash flow changes from prepayments. We project credit losses and cash flows from our credit sensitive assets, and reassess our credit provisions and reserves, based on information from our loss mitigation efforts, borrower credit trends, and housing price trends. We monitor the market values of our assets and liabilities by reviewing pricing from external and internal sources.

      In order to accumulate loans and securities for future securitization transactions and for liquidity management purposes, we utilize short-term borrowings from a variety of counter-parties. We structure securitizations, and work with the credit rating agencies to get optimal ratings and efficient financing structures for the securities we issue.

                       FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes certain federal income tax considerations relevant to Redwood Trust and its stockholders. This discussion is based on existing United States federal income tax law, which is subject to change, possibly retroactively. This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of its personal investment circumstances or to certain types of investors subject to special treatment under the federal income tax laws (including financial institutions, insurance companies, broker-dealers and, except to the limited extent discussed below, tax-exempt entities and foreign taxpayers) and it does not discuss any aspects of state, local or foreign tax law. This discussion assumes that stockholders will hold their common stock as a "capital asset" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, or the Code. Stockholders are advised to consult their tax advisors as to the specific tax consequences to them of purchasing, holding, and disposing of the common stock, including the application and effect of Federal, state, local, and foreign income and other tax laws.

      In reading the tax disclosure set forth below, it should be noted that although Redwood Trust is combined with all of its subsidiaries for financial accounting purposes, for federal income tax purposes, only Redwood Trust and Sequoia Mortgage Funding Corporation (and their assets and income) constitute the REIT, and Redwood Trust's remaining domestic subsidiaries constitute a separate consolidated group subject to regular corporate income taxes. Redwood's foreign subsidiaries (i.e., Acacia CDO 1, Ltd., Acacia CDO 2, Ltd., Acacia CDO 3, Ltd. and Acacia CDO 4, Ltd.), are not generally subject to U.S. corporate income taxes (see discussion below under Taxable REIT Subsidiaries).

GENERAL

      In the opinion of Chapman and Cutler LLP, special tax counsel to Redwood Trust, Redwood Trust, exclusive of any taxable affiliates, has been organized and operated in a manner which qualifies it as a REIT under the Code since the commencement of its operations on August 19, 1994 through March 31, 2004, the date of Redwood Trust's latest unaudited financial statements received by special tax counsel. However, whether Redwood Trust does and continues to so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and certain administrative matters, the results of which are not reviewed by special tax counsel on an ongoing basis. No assurance can be given that the actual results of Redwood Trust's operations for any one taxable year will satisfy those requirements. Moreover, certain aspects of Redwood Trust's planned method of operations have not been considered by the courts or the Internal Revenue Service in any published authorities that interpret the requirements of REIT status. There can be no assurance that the courts or the Internal Revenue Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. Accordingly, special tax counsel will be unable to opine whether Redwood Trust will in fact qualify as a REIT under the Code in all events and for all periods.

      The opinions of special tax counsel are based upon existing law, including the Code, existing treasury regulations, revenue rulings, revenue procedures, proposed regulations and case law, all of which is subject to change both prospectively or retroactively. Moreover, relevant laws or other legal authorities may change in a manner that could adversely affect Redwood Trust or its stockholders.

      If Redwood Trust failed to qualify as a REIT in any particular year, it would be subject to federal income tax as a regular, domestic corporation, and its stockholders would be subject to tax in the same manner as stockholders of a regular corporation. In such event, Redwood Trust could be subject to potentially substantial income tax liability in respect of each tax year that it fails to qualify as a REIT as well as the four tax years following the year of the failure and the amount of earnings and cash available for distribution to its stockholders could be significantly reduced.

      The following is a brief summary of certain technical requirements that Redwood Trust must meet on an ongoing basis in order to qualify, and remain qualified, as a REIT under the Code.

STOCK OWNERSHIP TESTS

      The capital stock of Redwood Trust must be held by at least 100 persons for at least 335 days of a twelve-month year, or a proportionate part of a short tax year. In addition, no more than 50% of the value of Redwood Trust's capital stock may be owned, directly or indirectly, by five or fewer individuals at all times during the last half of the tax year. Under the Code, most tax-exempt entities including employee benefit trusts and charitable trusts (but excluding trusts described in 401(a) and exempt under 501(a)) are generally treated as individuals for these purposes. Redwood Trust must satisfy these stock ownership requirements each tax year. Redwood Trust must solicit information from certain of its stockholders to verify ownership levels and maintain records regarding those who do not respond. Redwood Trust's Articles of Incorporation impose certain repurchase obligations and restrictions regarding the transfer of Redwood Trust's shares in order to aid in meeting the stock ownership requirements. If Redwood Trust were to fail either of the stock ownership tests, it would generally be disqualified from REIT status, unless, in the case of the "five or fewer" requirement, the "good faith" exemption is available.

ASSET TESTS

      Redwood Trust must generally meet the following asset tests ("REIT Asset Tests") at the close of each quarter of each tax year:

     (a) at least 75% of the value of Redwood Trust's total assets must consist of qualified real estate assets, government securities, cash, and cash items ("75% Asset Test");

     (b) the value of Redwood Trust's assets consisting of securities (other than those includible under the 75% Asset Test) must not exceed 25% of the total value of Redwood Trust's assets;

     (c) the value of Redwood Trust's assets consisting of securities of one or more taxable REIT subsidiaries must not exceed 20% of the value of Redwood Trust's total assets; and

     (d) the value of securities held by Redwood Trust, other than those of a taxable REIT subsidiary or taken into account for purposes of the 75% Asset Test, must not exceed either (i) 5% of the value of Redwood Trust's total assets in the case of securities of any one non-government issuer, or (ii) 10% of the outstanding vote or value of any such issuer's securities.

      In applying the above tests, a REIT is generally required to re-value all of its assets at the end of any quarter in which it acquires a substantial amount of new securities or other property other than qualified real estate assets. Redwood Trust intends to monitor closely the purchase, holding, and disposition of its assets in order to comply with the REIT Asset Tests. Redwood Trust expects that substantially all of its assets will be qualified real estate assets and intends to limit or hold through taxable REIT subsidiaries any assets not qualifying as qualified real estate assets so as to comply with the above REIT Asset Tests. If it is anticipated that the above limits would be exceeded, Redwood Trust intends to take appropriate measures to avoid exceeding such limits, including the disposition of non-qualifying assets within the permitted time periods for cure.

GROSS INCOME TESTS

      Redwood Trust must generally meet the following gross income tests ("REIT Gross Income Tests") for each tax year:

     (a) at least 75% of Redwood Trust's gross income must be derived from certain specified real estate sources including interest income and gain from the disposition of qualified real estate assets, foreclosure property or "qualified temporary investment income" (i.e., income derived from "new capital" within one year of the receipt of such capital) ("75% Gross Income Test"); and

     (b) at least 95% of Redwood Trust's gross income for each tax year must be derived from sources of income qualifying for the 75% Gross Income Test, or from dividends, interest, and gains from the sale of stock or other securities (including certain interest rate swap and cap agreements, options, futures and forward contracts entered into to hedge variable rate debt incurred to acquire qualified real estate assets) not held for sale in the ordinary course of business ("95% Gross Income Test").

      Redwood Trust intends to maintain its REIT status by carefully monitoring its income, including income from hedging transactions and sales of mortgage assets, to comply with the REIT Gross Income Tests. In accordance with the Code, Redwood Trust will treat income generated by its interest rate caps and other hedging instruments as qualifying income for purposes of the 95% Gross Income Tests to the extent the interest rate cap or other hedging instrument was acquired to reduce the interest rate risks with respect to any indebtedness incurred or to be incurred by Redwood Trust to acquire or carry real estate assets. In addition, Redwood Trust will treat income generated by other hedging instruments as qualifying or non-qualifying income for purposes of the 95% Gross Income Test depending on whether the income constitutes gains from the sale of securities as defined by the Investment Company Act of 1940. Under certain circumstances, for example, (i) the sale of a substantial amount of mortgage assets to repay borrowings in the event that other credit is unavailable or (ii) an unanticipated decrease in the qualifying income of Redwood Trust which results in the non-qualifying income exceeding 5% of gross income, Redwood Trust may be unable to comply with certain of the REIT Gross Income Tests. Inadvertent failures to comply with the REIT Gross Income Tests will not result in disqualification of the REIT if certain disclosure and reasonable cause criteria are met and a 100% tax on the amount equal to the qualified income shortfall is paid. See "-- Taxation of Redwood Trust" below for a discussion of the tax consequences of failure to comply with the REIT provisions of the Code.

DISTRIBUTION REQUIREMENT

      Redwood Trust generally is required to distribute to its stockholders an amount equal to at least 95% of Redwood Trust's REIT taxable income determined before deduction of dividends paid and by excluding net capital gains. Such distributions must be made in the tax year to which they relate or, if declared before the timely filing of Redwood Trust's tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following tax year.

      The Internal Revenue Service, or IRS, has ruled generally that if a REIT's dividend reinvestment plan allows stockholders of the REIT to elect to have cash distributions reinvested in shares of the REIT at a purchase price equal to at least 95% of the fair market value of such shares on the distribution date, then such distributions generally qualify towards this distribution requirement. Redwood Trust maintains a Direct Stock Purchase and Dividend Reinvestment Plan, or DRP, and intends that the terms of its DRP will comply with the IRS public ruling guidelines for such plans.

      If Redwood Trust fails to meet the distribution test as a result of an adjustment to Redwood Trust's taxable income by the IRS, Redwood Trust may be able to avoid disqualification as a REIT by paying a "deficiency" dividend within a specified time period and in accordance with other requirements set forth in the Code. Redwood Trust would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file timely tax return.

QUALIFIED REIT SUBSIDIARIES

      A Qualified REIT Subsidiary is any corporation in which a REIT owns 100% of the stock issued by such corporation and for which no election has been made to classify it as a taxable REIT subsidiary. Sequoia Mortgage Funding Corporation, a wholly-owned subsidiary of Redwood Trust, is treated as a Qualified REIT Subsidiary. As such its assets, liabilities, and income are generally treated as assets, liabilities, and income of Redwood Trust for purposes of each of the above REIT qualification tests.

TAXABLE REIT SUBSIDIARIES

      A Taxable REIT Subsidiary is any corporation in which a REIT owns stock (directly or indirectly) and for which the REIT and such corporation make a joint election to classify the corporation as a Taxable REIT Subsidiary. Effective January 1, 2001, RWT Holdings, Inc., or Holdings, and Redwood Trust elected to treat Holdings, Sequoia Residential Funding, and Holdings' other subsidiaries as Taxable REIT Subsidiaries of Redwood Trust. In 2002, Redwood Trust made a Taxable REIT Subsidiary election for Acacia CDO 1, Ltd., a newly formed corporation. In 2003, Redwood Trust made a Taxable REIT Subsidiary election for Acacia CDO 2, Ltd., Acacia CDO 3, Ltd., and Acacia CDO 4, Ltd., each a newly formed corporation. As Taxable REIT Subsidiaries, they are not subject to the REIT asset, income, and distribution requirements nor are their assets, liabilities, or income treated as assets, liabilities, or income of Redwood Trust for purposes of each of the above REIT qualification tests.

      Redwood Trust generally intends to engage in securitization transactions (other than certain non-REMIC, debt-for-tax securitizations) through its Taxable REIT Subsidiaries. In addition, Redwood Trust generally intends to make a Taxable REIT Subsidiary election with respect to any other corporation in which it acquires equity or equity-like securities constituting more than 10% by vote or value of such corporation and that is not otherwise a Qualified REIT Subsidiary. However, the aggregate value of all of Redwood Trust's Taxable REIT Subsidiaries must be limited to 20% of the total value of the REIT's assets. In addition, Redwood Trust will be subject to a 100% penalty tax on any rent, interest, or other charges that it imposes on any Taxable REIT Subsidiary in excess of an arm's length price for comparable services. Redwood Trust expects that any rents, interest, or other charges imposed on Holdings or any other Taxable REIT Subsidiary will be at arm's length prices.

      Redwood Trust generally expects to derive income from its Taxable REIT Subsidiaries by way of dividends. Such dividends are not real estate source income for purposes of the 75% Gross Income Test. Therefore, when aggregated with Redwood Trust's other non-real estate source income, such income must be limited to 25% of the REIT's gross income each year. Redwood Trust will monitor the value of its investment in, and the distributions from, its Taxable REIT Subsidiaries to ensure compliance with all applicable REIT income and asset tests.

      Taxable REIT Subsidiaries doing business in the United States are generally subject to corporate level tax on their net income and generally will be able to distribute only net after-tax earnings to its stockholders, including Redwood Trust, as dividend distributions. Acacia CDOs are considered foreign subsidiaries not engaged in trade or business in the United States for tax purposes and therefore are not subject to U.S. corporate income taxation (although income from our equity investments in the Acacia CDOs is generally includable in REIT taxable income or the taxable income of our other Taxable REIT Subsidiaries that are its stockholders). There is no guarantee that the IRS will not take the position that Acacia CDOs are doing business in the U.S., which position, if sustained, would subject them to corporate level tax on their effectively connected U.S. trade or business income. If this were to occur, then the Acacia CDOs would generally only be able to contribute net after-tax earnings to REIT dividend distributions.

TAXATION OF REDWOOD TRUST

      In any year in which Redwood Trust qualifies as a REIT, Redwood Trust will generally not be subject to federal income tax on that portion of its REIT taxable income or capital gain that is distributed to its stockholders. Redwood Trust will, however, be subject to federal income tax at normal corporate income tax rates upon any undistributed taxable income or capital gain.

      In addition, notwithstanding its qualification as a REIT, Redwood Trust may also be subject to tax in certain other circumstances. As described above, if Redwood Trust fails to satisfy the REIT Gross Income Tests, but nonetheless maintains its qualification as a REIT because certain other requirements are met, it will generally be subject to a 100% tax on the greater of the amount by which Redwood Trust fails either the 75% or the 95% Gross Income Test. Redwood Trust will also be subject to a tax of 100% on net income derived from any "prohibited transaction," which refers to dispositions of property classified as "property held for sale to customers in the ordinary course of business" (i.e., "dealer" property). Redwood Trust does not believe that it has or will engage in transactions that would result in it being classified as a dealer or deemed to have disposed of dealer property; however, there can be no assurance that the IRS will agree. If Redwood Trust has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to federal income tax on such income at the highest corporate income tax rate. In addition, a nondeductible excise tax, equal to 4% of the excess of required distributions over the amounts actually distributed will be imposed on Redwood Trust for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of (1) 85% of Redwood Trust's "ordinary income," (2) 95% of Redwood Trust's capital gain net income, plus (3) any undistributed income remaining from earlier years. Redwood Trust may also be subject to the corporate alternative minimum tax, as well as other taxes in certain situations not presently contemplated.

      If Redwood Trust fails any of the above described REIT qualification tests in any tax year and the relief provisions provided by the Code do not apply, Redwood Trust would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at the regular corporate income tax rates. Distributions to stockholders in any year in which Redwood Trust fails to qualify as a REIT would not be deductible by Redwood Trust, nor would distributions generally be required to be made under the Code. Further, unless entitled to relief under certain other provisions of the Code, Redwood Trust would also be disqualified from re-electing REIT status for the four tax years following the year in which it became disqualified.

      Redwood Trust may also voluntarily revoke its election to be taxed as a REIT, although it has no intention of doing so, in which event Redwood Trust will be prohibited, without exception, from electing REIT status for the year to which the revocation relates and the following four tax years.

      Redwood Trust intends to monitor on an ongoing basis its compliance with the REIT requirements described above. In order to maintain its REIT status, Redwood Trust may be required to limit the types of assets that it might otherwise acquire, or hold certain assets at times when it might otherwise have determined that the sale or other disposition of such assets would have been more prudent.

TAXATION OF STOCKHOLDERS

      For any tax year in which Redwood Trust is treated as a REIT for federal income tax purposes, distributions (including constructive or in-kind distributions) made to holders of common stock other than tax-exempt entities (and not designated as capital gain dividends) will generally be subject to tax as ordinary income to the extent of Redwood Trust's current and accumulated earnings and profits as determined for federal income tax purposes. If the amount distributed exceeds a stockholder's allocable share of such earnings and profits, the excess will be treated as a return of capital to the extent of the stockholder's adjusted basis in the common stock, which will not be subject to tax, and thereafter as a taxable gain from the sale or exchange of a capital asset.

      Distributions designated by Redwood Trust as capital gain dividends will generally be subject to tax as long-term capital gain to stockholders, to the extent that the distribution does not exceed Redwood Trust's actual net capital gain for the tax year. Alternatively, Redwood Trust can also elect by written notice to its stockholders to designate a portion of its net capital gain income as being retained and pay directly the tax on such net capital gains. In that instance, each stockholder generally be required to include the deemed capital gains dividend in its income, will be entitled to claim a credit or refund on its tax return for the tax paid by Redwood Trust with respect to such deemed dividend, and will be entitled to increase its tax basis in Redwood Trust shares by an amount equal to the excess of the deemed capital gain dividend over the tax deemed paid by it.

      Distributions by Redwood, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction that exists under current law. Furthermore, distributions by Redwood characterized as ordinary income will generally are not subject to the reduced 15% and 5% tax rates otherwise effective for certain types of dividends as of January 1, 2003. However, dividend distributions by Redwood characterized as capital gain distributions recognized subsequent to May 5, 2003, will be subject to the reduced 5% and 15% tax rates made effective by the Jobs and Growth Relief Reconciliation Tax Act of 2003.

      In the event that Redwood Trust realizes a loss for the tax year, stockholders will not be permitted to deduct any share of that loss. Further, if Redwood Trust (or a portion of its assets) were to be treated as a taxable mortgage pool, or if it were to hold residual interests in real estate mortgage investment conduits, or REMICs, or financial asset securitization investment trusts, or FASITs, any "excess inclusion" income derived therefrom and allocated to a stockholder would not be allowed to be offset by a net operating loss of such stockholder.

      Dividends declared during the last quarter of a tax year and actually paid during January of the following tax year are generally treated as if received by the stockholder on December 31 of the tax year in which they are declared and not on the date actually received. In addition, Redwood Trust may elect to treat certain other dividends distributed after the close of the tax year as having been paid during such tax year, but stockholders will be treated as having received such dividend in the tax year in which the distribution is made.

      Generally, a dividend distribution of earnings from a REIT is considered for estimated tax purposes only when the dividend is made. However, any person owning at least 10% of the vote or value of a closely-held REIT must accelerate recognition of year-end dividends received from the REIT in computing estimated tax payments. Redwood Trust is not currently, and does not intend to be, a closely-held REIT.

      Upon a sale or other disposition of the common stock, a stockholder will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and the stockholder's adjusted basis in such stock, which gain or loss generally will be long-term if the stock was held for more than twelve months. Any loss on the sale or exchange of common stock held by a stockholder for six months or less will generally be treated as a long-term capital loss to the extent of designated capital gain dividends received by such stockholder. If stock is sold after a record date but before a payment date for declared dividends on such stock, a stockholder will nonetheless be required to include such dividend in income in accordance with the rules above for distributions, whether or not such dividend is required to be paid over to the purchaser.

      DRP participants will generally be treated as having received a dividend distribution, subject to tax as ordinary income, in an amount equal to the fair market value of the common stock purchased with the reinvested dividend proceeds generally on the date Redwood Trust credits such common stock to the DRP participant's account, plus brokerage commissions, if any, allocable to the purchase of such common stock. DRP participants will have a tax basis in the shares equal to such value. DRP participants may not, however, receive any cash with which to pay the resulting tax liability. Shares received pursuant to the DRP will have a holding period beginning on the day after their purchase by the plan administrator.

      If Redwood Trust makes a distribution of stockholder rights with respect to its common stock, such distribution generally will not be treated as taxable when made. However, if the fair market value of the rights on the date of issuance is 15% or more of the value of the common stock, or if the stockholder so elects regardless of the value of the rights, the stockholder must make an allocation of its existing tax basis between the rights and the common stock based on their relative value on the date of the issuance of the rights. On the exercise of the rights, the stockholder will generally not recognize gain or loss. The stockholder's basis in the shares received from the exercise of the rights will be the amount paid for the shares plus the basis, if any, of the rights exercised. Distribution of stockholder rights with respect to other classes of securities holders generally would be taxable based on the value of the rights on the date of distribution.

      Redwood Trust is required under Treasury Department regulations to demand annual written statements from the record holders of designated percentages of its stock disclosing the actual and constructive ownership of such stock and to maintain permanent records showing the information it has received as to the actual and constructive ownership of such stock and a list of those persons failing or refusing to comply with such demand.

      In any year in which Redwood Trust does not qualify as a REIT, distributions made to its stockholders would be taxable in the same manner discussed above, except that no distributions could be designated as capital gain dividends, distributions would be eligible for the corporate dividends received deduction and may be eligible for the reduced tax rates on dividends (if paid out of previously-taxed earnings), the excess inclusion income rules would not apply, and stockholders would not receive any share of Redwood Trust's tax preference items. In such event, however, Redwood Trust would be subject to potentially substantial federal income tax liability, and the amount of earnings and cash available for distribution to its stockholders could be significantly reduced or eliminated.

TAXATION OF TAX-EXEMPT ENTITIES

      Subject to the discussion below regarding a "pension-held REIT," a tax-exempt stockholder is generally not subject to tax on distributions from Redwood Trust or gain realized on the sale of the common stock or preferred stock, provided that such stockholder has not incurred indebtedness to purchase or hold Redwood Trust's common stock or preferred stock, that its shares are not otherwise used in an unrelated trade or business of such stockholder, and that Redwood Trust, consistent with its stated intent, does not form taxable mortgage pools or hold residual interests in REMICs or FASITs that give rise to "excess inclusion" income as defined under the Code. However, if Redwood Trust was to hold a residual interest in a REMIC or FASIT, or if a pool of its assets were to be treated as a "taxable mortgage pool," a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as unrelated business taxable income or UBTI. Although Redwood Trust does not intend to acquire such residual interests or believe that it, or any portion of its assets, will be treated as a taxable mortgage pool, no assurance can be given that the IRS might not successfully maintain that such a taxable mortgage pool exists.

      If a qualified pension trust (i.e., any pension or other retirement trust that qualifies under Section 401(a) of the Code) holds more than 10% by value of the interests in a "pension-held REIT" at any time during a tax year, a substantial portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is a REIT
(i) that would not have qualified as a REIT but for the provisions of the Code which look through qualified pension trust stockholders in determining ownership of stock of the REIT and (ii) in which at least one qualified pension trust holds more than 25% by value of the interest of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT. Assuming compliance with the ownership limit provisions in Redwood Trust's Articles of Incorporation it is unlikely that pension plans will accumulate sufficient stock to cause Redwood Trust to be treated as a pension-held REIT.

      Distributions to certain types of tax-exempt stockholders exempt from federal income taxation under Sections 501 (c)(7), (c)(9), (c)(17), and (c)(20) of the Code may also constitute UBTI, and such prospective investors should consult their tax advisors concerning the applicable "set aside" and reserve requirements.

STATE AND LOCAL TAXES

      Redwood Trust and its stockholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Redwood Trust and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the common stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO FOREIGN HOLDERS

      The following discussion summarizes certain United States Federal tax consequences of the acquisition, ownership and disposition of common stock or preferred stock by an initial purchaser that, for United States federal income tax purposes, is a "Non-United States Holder." Non-United States Holder is any beneficial holder that is: not a citizen or resident of the United States; not a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; and not an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to particular Non-United States Holder's acquiring, holding, and disposing of common stock or preferred stock, or any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

DIVIDENDS

      Dividends paid by Redwood Trust out of earnings and profits, as determined for United States federal income tax purposes, to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. Distributions paid by Redwood Trust in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the holder's adjusted basis in his shares, and thereafter as gain from the sale or exchange of a capital asset as described below. If it cannot be determined at the time a distribution is made whether such distribution will exceed the earnings and profits of Redwood Trust, the distribution will be subject to withholding at the same rate as dividends. Amounts so withheld, however, will be refundable or creditable against the Non-United States Holder's United States Federal tax liability if it is subsequently determined that such distribution was, in fact, in excess of the earnings and profits of Redwood Trust. If the receipt of the dividend is treated as being effectively connected with the conduct of a trade or business within the United States by a Non-United States Holder, the dividend received by such holder will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax).

      For any year in which Redwood Trust qualifies as a REIT, distributions to a Non-United States Holder that are attributable to gain from the sales or exchanges by Redwood Trust of "United States real property interests" will be treated as if such gain were effectively connected with a United States business and will thus be subject to tax at the normal capital gain rates applicable to United States stockholders (subject to applicable alternative minimum tax) under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. Redwood Trust is required to withhold 35% of any distribution that could be designated by Redwood Trust as a capital gains dividend. This amount may be credited against the Non-United States Holder's FIRPTA tax liability. It should be noted that mortgage loans without substantial equity or with shared appreciation features generally would not be classified as "United States real property interests."

GAIN ON DISPOSITION

      A Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition of its shares of either common or preferred stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds such shares as a capital asset, such holder is present in the United States for 183 or more days in the tax year and certain other requirements are met, or (iii) the Non-United States Holder is subject to tax under the FIRPTA rules discussed below. Gain that is effectively connected with the conduct of a business in the United States by a Non-United States Holder will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult applicable treaties, which may provide for different rules.

      Gain recognized by a Non-United States Holder upon a sale of either common stock or preferred stock will generally not be subject to tax under FIRPTA if Redwood Trust is a "domestically-controlled REIT," which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-United States persons. Because only a minority of Redwood Trust's stockholders are believed to be Non-United States Holders, Redwood Trust anticipates that it will qualify as a "domestically-controlled REIT." Accordingly, a Non-United States Holder should not be subject to United States federal income tax from gains recognized upon disposition of its shares.

INFORMATION REPORTING AND BACKUP WITHHOLDING

      Redwood Trust will report to its U.S. stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid (at the rate generally equal to the fourth lowest rate of federal income tax then in effect) unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact; or
(b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide Redwood Trust with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, Redwood Trust may be required to withhold a portion of dividends and capital gain distributions to any stockholders that do not certify under penalties of perjury their non-foreign status to Redwood Trust.

                                  UNDERWRITING

      The underwriter, JMP Securities LLC, has agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us 1,050,000 shares of our common stock.

      The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent and that the underwriter will purchase all shares of the common stock if any of these shares are purchased. The underwriter is obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below if any are taken.

      The underwriter has advised us that it proposes to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $1.05 per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $0.10 per share to some other dealers. After the offering, the offering price and other selling terms may be changed by the underwriter.

      Pursuant to the underwriting agreement, we have granted to the underwriter an option, exercisable for 30 days after the initial closing, to purchase up to 150,000 additional shares of common stock at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, solely to cover over-allotments.

      To the extent that the underwriter exercises its option, the underwriter will become obligated, subject to some conditions, to purchase all 150,000 shares subject to the option, and we will be obligated, pursuant to the option, to sell these shares to the underwriters.

      We and each of our directors and executive officers have agreed, subject to specified exceptions, including optional cash payments under our direct stock purchase and dividend reinvestment plan, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus supplement or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of JMP Securities LLC. This restriction terminates at the close of trading on the 60th day, after (and including) the day the common stock issued in this offering commences trading on the New York Stock Exchange. However, JMP Securities LLC may, in its sole discretion and at any time or from time to time before the termination of the 60-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between JMP Securities LLC and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

      In addition, we have agreed that during the lock-up period we will not, without the prior written consent of JMP Securities LLC, consent to the disposition of any shares held by stockholders subject to market stand-off agreements, nor will we consent to the removal of restrictive legends from shares of our common stock, subject to certain limited exceptions, prior to the expiration of such lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering; provided, however, that we may issue and sell our common stock pursuant to our existing stock option, stock ownership and direct stock purchase and dividend reinvestment plans that are in effect as of the date of this prospectus supplement, and that we may issue our common stock upon the conversion of securities or the exercise of warrants outstanding as of the date of this prospectus supplement.

      The underwriter has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority.

      The following table summarizes the discounts and commissions to be paid to the underwriter by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares of common stock.

                                                           Paid By Us
                                                     -----------------------
                                                         No          Full
                                                      Exercise     Exercise
                                                     ----------   ----------
 Per share.........................................  $    1.808   $    1.808
                                                     ----------   ----------
 Total.............................................  $1,898,400   $2,169,600
                                                     ==========   ==========

      We expect to incur expenses of approximately $100,000 in connection with this offering.

      We have agreed to indemnify the underwriter against some liabilities, including liabilities under the Securities Act of 1933.

      Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriter to bid for and purchase the common stock. As an exception to these rules, the underwriter is permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

      If the underwriter creates a short position in common stock in connection with the offering, i.e., if it sells a greater aggregate number of shares of common stock than is set forth on the cover page of this prospectus supplement, the underwriter may reduce the short position by purchasing shares of our common stock in the open market. This is known as a "syndicate covering transaction." The underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      Naked short sales are sales in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      The underwriter may also impose a penalty bid on some selling group members. This means that if the underwriter purchases common stock in the open market to reduce the selling group members' short position or to stabilize the price of the common stock, it may reclaim the amount of the selling concession from the selling group members who sold those shares of common stock as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of the purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resale of the security.

                                    EXPERTS

      The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

      Selected legal matters relating to the common stock will be passed on for us by Tobin & Tobin, a professional corporation, San Francisco, California. Legal matters relating to our tax status as a REIT will be passed on for us by Chapman and Cutler LLP, San Francisco, California. Certain legal matters will be passed upon for the underwriter by O'Melveny & Myers LLP, San Francisco, California.

                           INCORPORATION BY REFERENCE

      The SEC allows us to "incorporate by reference" information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information in this prospectus supplement.

      We have filed the documents listed below with the SEC under the Securities Exchange Act of 1934, or the Exchange Act, and these documents are incorporated herein by reference:

      -     Our Annual Report on Form 10-K for the year ended December 31, 2003;

      -     Our Definitive Proxy Statement on Schedule 14A filed April 2, 2004;

      - Our Quarterly Report on Form 10-Q for the three months ended March 31, 2004; and

      - The description of our common stock included in our registration statement on Form 8-A, filed July 18, 1995 (Registration No. 0-26434) and as amended by Form 8-A/A filed August 4, 1995, under the Exchange Act.

      Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement modifies or supersedes that statement.

      You may obtain copies of all documents which are incorporated in this prospectus supplement by reference (other than the exhibits to such documents unless the exhibits are specifically incorporated herein by reference in the documents that this prospectus supplement incorporates by reference) without charge upon written or oral request to Redwood Trust, Inc., One Belvedere Place, Suite 300, Mill Valley, CA 94941, telephone (415) 389-7373.

PROSPECTUS
MAY 13, 2004

                    COMMON STOCK, PREFERRED STOCK, WARRANTS,
                       AND STOCKHOLDER RIGHTS TO PURCHASE
                        COMMON STOCK AND PREFERRED STOCK

                                  $384,075,000

                                      RWT

                              REDWOOD TRUST, INC.

                              -------------------

      By this prospectus, we may offer, from time to time, securities consisting of:

      - shares of our common stock

      - shares of our preferred stock

      - any warrants to purchase our common stock or preferred stock

      - rights to purchase our common stock or preferred stock issued to our stockholders

      - any combination of the foregoing

      We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

      This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

      The New York Stock Exchange lists our common stock under the symbol "RWT."

      To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our Board of Directors waives this limitation.

                              -------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS MAY 13, 2004

                               TABLE OF CONTENTS

                                                           PAGE
                                                           ----
About this Prospectus....................................    2
Private Securities Litigation Reform Act of 1995.........    2
The Company..............................................    3
Use of Proceeds..........................................    3
Description of Securities................................    3
Federal Income Tax Considerations........................    8
Plan of Distribution.....................................   15
ERISA Investors..........................................   17
Legal Matters............................................   17
Experts..................................................   17
Where You Can Find More Information......................   17
Incorporation by Reference...............................   17

                             ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this process, we may offer and sell any combination of the securities covered by this prospectus in one or more offerings up to a total dollar amount of $384,075,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information you may need to make your investment decision.

                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

      This prospectus and the documents incorporated by reference herein contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

      Important factors that may impact our actual results include changes in interest rates, changes in the yield curve, changes in prepayment rates, the supply of mortgage loans and mortgage securities, our ability to obtain financing, the terms of any financing and other factors described in this prospectus.

                                  THE COMPANY

      Redwood Trust, Inc. is a real estate finance company specializing in owning, financing and credit-enhancing high-quality jumbo residential mortgage loans nationwide. We also finance U.S. real estate in a number of other ways, including through our investment portfolio (investment-grade mortgage securities) and our commercial loan portfolio. Our primary source of revenues is monthly payments made by homeowners on their mortgages. Our primary expense is the cost of borrowed funds. Since we are structured as a Real Estate Investment Trust (REIT), we distribute the bulk of our net earnings to stockholders as dividends. Our REIT status permits us to deduct dividend distributions to stockholders from our taxable income, thereby eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to stockholders in the form of dividends. We are self-advised and self-managed. Our principal executive offices are located at One Belvedere Place, Suite 300, Mill Valley, CA 94941, telephone 415-389-7373.

                                USE OF PROCEEDS

      Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the securities for acquisition of mortgage assets and general corporate purposes. Pending any such uses, we may invest the net proceeds from the sale of any securities or may use them to reduce short-term or adjustable-rate indebtedness. If we intend to use the net proceeds from a sale of securities to finance a significant acquisition of a business, a related prospectus supplement will describe the material terms of such acquisition.

                           DESCRIPTION OF SECURITIES

GENERAL

      The following is a brief description of the material terms of our securities that may be offered under this prospectus. This description does not purport to be complete and is subject in all respects to applicable Maryland law and to the provisions of our Charter and Bylaws, including any applicable amendments or supplements thereto, copies of which are on file with the Commission as described under "Available Information" and are incorporated by reference herein.

      We may offer under this prospectus one or more of the following types of securities: shares of common stock, par value $0.01 per share; shares of preferred stock, in one or more classes or series; common stock warrants; preferred stock warrants; stockholder rights; and any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of securities. The terms of any specific offering of securities, including the terms of any units offered, will be set forth in a prospectus supplement relating to such offering.

      Our current authorized equity capitalization consists of 50 million shares which may be comprised of common stock and preferred stock. The common stock is listed on the New York Stock Exchange, and we intend to so list any additional shares of our common stock which are issued and sold hereunder. We may elect to list any future class or series of our securities issued hereunder on an exchange, but we are not obligated to do so.

COMMON STOCK

      Common stockholders are entitled to receive dividends when, as and if declared by our board of directors, out of legally available funds. In the event any future class or series of preferred stock is issued, dividends on any outstanding shares of preferred stock may be required to be paid in full before payment of any dividends on the common stock. If we have a liquidation, dissolution or winding up, common stockholders are entitled to share ratably in all of our assets available for distribution after payment of all our debts and other liabilities and the payment of all liquidation and other preference amounts to preferred stockholders then outstanding. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of common stock.

      Each holder of common stock is entitled to one vote per share with respect to all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights, if any, of any class or series of preferred stock that may be outstanding from time to time. Our charter and bylaws contain no restrictions on our repurchase of shares of the common stock. All the outstanding shares of common stock are, and additional shares of common stock will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

      Our board of directors is authorized to designate with respect to each class or series of preferred stock the number of shares in each such class or series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative, and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, including any anti-dilution provisions, and the voting rights, if any.

      Any preferred stock issued may rank prior to the common stock as to dividends and will rank prior to the common stock as to distributions in the event of our liquidation, dissolution or winding up. The ability of our board of directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of common stockholders. The shares of any future class or series of preferred stock will be, validly issued, fully paid and nonassessable.

SECURITIES WARRANTS

      We may issue securities warrants for the purchase of common stock or preferred stock, respectively referred to as common stock warrants and preferred stock warrants. Securities warrants may be issued independently or together with any other securities offered by this prospectus and any accompanying prospectus supplement and may be attached to or separate from such other securities. Each issuance of the securities warrants will be issued under a separate securities warrant agreement to be entered into by us and a bank or trust company, as securities warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. Each issue of securities warrants will be evidenced by securities warrant certificates. The securities warrant agent will act solely as an agent of ours in connection with the securities warrants certificates and will not assume any obligation or relationship of agency or trust for or with any holder of securities warrant certificates or beneficial owners of securities warrants.

      If we offer securities warrants pursuant to this prospectus in the future, the applicable prospectus supplement will describe the terms of such securities warrants, including the following, where applicable:

      -     the offering price;

      - the aggregate number of shares purchasable upon exercise of such securities warrants, and in the case of securities warrants for preferred stock, the designation, aggregate number and terms of the class or series of preferred stock purchasable upon exercise of such securities warrants;

      - the designation and terms of the securities with which such securities warrants are being offered, if any, and the number of such securities warrants being offered with each such security;

      - the date on and after which such securities warrants and any related securities will be transferable separately;

      - the number of shares of preferred stock or shares of common stock purchasable upon exercise of each of such securities warrant and the price at which such number of shares of preferred stock or common stock may be purchased upon such exercise;

      - the date on which the right to exercise such securities warrants shall commence and the expiration date on which such right shall expire;

      -     federal income tax considerations; and

      -     any other material terms of such securities warrants.

      Holders of future securities warrants, if any, will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders of Redwood Trust.

STOCKHOLDER RIGHTS

      We may issue, as a dividend at no cost, stockholder rights to holders of record of our securities or any class or series thereof on the applicable record date. If stockholders rights are so issued to existing holders of securities, each stockholder right will entitle the registered holder thereof to purchase the securities pursuant to the terms set forth in the applicable prospectus supplement.

      If stockholder rights are issued, the applicable prospectus supplement will describe the terms of such stockholder rights including the following where applicable:

      -     record date;

      -     subscription price;

      -     subscription agent;

      - aggregate number of shares of preferred stock or shares of common stock purchasable upon exercise of such stockholder rights and in the case of stockholder rights for preferred stock, the designation, aggregate number and terms of the class or series of preferred stock purchasable upon exercise of such stockholder rights;

      - the date on which the right to exercise such stockholder rights shall commence and the expiration date on which such right shall expire;

      -     federal income tax considerations; and

      -     and other material terms of such stockholder rights.

      In addition to the terms of the stockholder rights and the securities issuable upon exercise thereof, the prospectus supplement may describe, for a holder of such stockholder rights who validly exercises all stockholder rights issued to such holder, how to subscribe for unsubscribed securities, issuable pursuant to unexercised stockholder rights issued to other holders, to the extent such stockholder rights have not been exercised.

      Holders of stockholder rights will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders of Redwood Trust, except to the extent described in the related prospectus supplement.

RESTRICTIONS ON OWNERSHIP AND TRANSFER AND REPURCHASE OF SHARES

      In order that we may meet the requirements for qualification as a REIT at all times, our charter prohibits any person from acquiring or holding beneficial ownership of a number of shares of common stock or preferred stock (collectively, the "capital stock") in excess of 9.8% of the outstanding shares of the related class of capital stock. For this purpose, the term "beneficial ownership" means beneficial ownership, as determined under Rule 13d-3 under the Securities Exchange Act of 1934, of capital stock by a person, either directly or constructively under the constructive ownership provisions of Section 544 of the Code and related provisions.

      Under the constructive ownership rules of Section 544 of the Code, a holder of a warrant will be treated as owning the number of shares of capital stock into which such warrant may be converted. In addition, the constructive ownership rules generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries, respectively. The rules may also attribute ownership of securities owned by family members to other members of the same family and treat securities with respect to which a person has an option to purchase as actually owned by that person. The rules further provide when securities constructively owned by a person are considered to be actually owned for the application of such attribution provisions. To determine whether a person holds or would hold capital stock in excess of the 9.8% ownership limit, a person will be treated as owing not only shares of capital stock actually owned, but also any shares of capital stock attributed to that person under the attribution rules described above. Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the 9.8% ownership limit.

      Any transfer of shares of capital stock warrants that would cause us to be disqualified as a REIT or that would create a direct or constructive ownership of shares of capital stock in excess of the 9.8% ownership limit, or result in the shares of capital stock being beneficially owned, within the meaning of Section 856(a) of the Code, by fewer than 100 persons, determined without any reference to any rules of attribution, or result in us being closely held within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to those shares or warrants. These restrictions on transferability and ownership will not apply if our board determines that it is no longer in our best interests to continue to qualify as a REIT.

      Any purported transfer of shares of capital stock or warrants that would result in a purported transferee owning, directly or constructively, shares in excess of the 9.8% ownership limit due to the unenforceability of the transfer restrictions described above will constitute excess securities. Excess securities will be transferred by operation of law to Redwood Trust as trustee for the exclusive benefit of the person or persons to whom the excess securities are ultimately transferred, until such time as the purported transferee retransfers the excess securities. While the excess securities are held in trust, a holder of such securities will not be entitled to vote or to share in any dividends or other distributions with respect to such securities and will not be entitled to exercise or convert such securities into shares of capital stock. Subject to the 9.8% ownership limit, excess securities may be transferred by the purported transferee to any person (if such transfer would not result in excess securities) at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid by the purported transferee, the fair market value of the excess securities on the date of the purported transfer), at which point the excess securities will automatically be exchanged for the stock or warrants, as the case may be, to which the excess securities are attributable. If a purported transferee receives a higher price for designating an ultimate transferee, such purported transferee shall pay, or cause the ultimate transferee to pay, such excess to us. In addition, such excess securities held in trust are subject to purchase by us at a purchase price equal to the lesser of (a) the price per share or per warrant, as the case may be, in the transaction that created such excess securities (or, in the case of a devise or gift, the market price at the time of such devise or gift), reduced by the amount of any distributions received in violation of the charter that have not been repaid to us, and (b) the market price as reflected in the last reported sales price of such shares of stock or warrants on the trading day immediately preceding the date of the purchase by us as reported on any exchange or quotation system over which such shares of stock or warrants may be traded, or if not then traded over any exchange or quotation system, then the market price of such shares of stock or warrants on the date of the purported transfer as determined in good faith by our board of directors, reduced by the amount of any distributions received in violation of the charter that have not been repaid to us.

      Upon a purported transfer of excess securities, the purported transferee shall cease to be entitled to distributions, voting rights and other benefits with respect to the shares of capital stock or warrants except the right to payment of the purchase price for the shares of capital stock or warrants on the retransfer of securities as provided above. Any dividend or distribution paid to a purported transferee on excess securities prior to our discovery that shares of capital stock have been transferred in violation of our articles of incorporation shall be repaid to us upon demand. If these transfer restrictions are determined to be void, invalid or unenforceable by a court of competent jurisdiction, then the purported transferee of any excess securities may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess securities and to hold the excess securities on our behalf.

      All certificates representing shares of capital stock and warrants will bear a legend referring to the restrictions described above.

      Any person who acquires shares or warrants in violation of our Charter, or any person who is a purported transferee such that excess securities result, must immediately give written notice or, in the event of a proposed or attempted transfer that would be void as set forth above, give at least 15 days prior written notice to us of such event and shall provide us such other information as we may request in order to determined the effect, if any, of the transfer on our status as a REIT. In addition, every record owner of more than 5.0%, during any period in which the number of record stockholders is 2,000 or more, or 1.0%, during any period in which the number of record stockholders is greater than 200 but less than 2,000 or more, or 1/2%, during any period in which the number of record stockholders is 200 or less, of the number or value of our outstanding shares must send us an annual written notice by January 31 describing how the shares are held. Further, each stockholder upon demand is required to disclose to us in writing such information with respect to the direct and constructive ownership of shares and warrants as our board deems reasonably necessary to comply with the REIT provisions of the Code, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

      Our board may increase or decrease the 9.8% ownership limit. In addition, to the extent consistent with the REIT provisions of the Code, our board may, pursuant to our Charter, waive the 9.8% ownership limit for a purchaser of our stock. As a condition to such waiver the intended transferee must give written notice to the board of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning shares in excess of the ownership limit. Our board may also take such other action as it deems necessary or advisable to protect our status as a REIT.

      The provisions described above may inhibit market activity and the resulting opportunity for the holders of our capital stock and warrants to receive a premium for their shares or warrants that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our capital stock.

MARYLAND CONTROL SHARE ACQUISITION STATUTE

      The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. "Control shares" do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

      A person who has made or proposes to make a "control share acquisition," upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the "control shares," except those for which voting rights have previously been approved, for fair value determined, without regard to absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock, as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of "control share acquisitions."

      The "control share acquisition" statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a provision of the charter or bylaws of the corporation adopted prior to the acquisition of the shares. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if the acquisition would be in our stockholders' best interests.

CLASSIFICATION OF BOARD OF DIRECTORS, VACANCIES AND REMOVAL OF DIRECTORS

      Our Bylaws provide for a staggered Board of Directors divided in to three classes, with terms of three years each. The number of directors in each class and the expiration of each class term, as of the date of this prospectus, are as follows;

Class I.....................................................  3 Directors   Expires 2007
Class II....................................................  3 Directors   Expires 2005
Class II....................................................  2 Directors   Expires 2006

      At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A staggered Board of Directors may delay, defer or prevent a change in our control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our stockholders may consider desirable. In addition, a staggered Board of Directors could prevent stockholders who do not agree with the policies of our Board of Directors from replacing a majority of the Board of Directors in two years.

      Our Bylaws provide that any vacancy on our Board of Directors may be filled by a majority vote of the remaining directors. Any individual so elected director will hold office for the remaining term of the director that he or she is succeeding. Maryland law provides that if the directors have been divided into classes, a director may not be removed without cause by the stockholders.

TRANSFER AGENT AND REGISTRAR

      Computershare Investor Services LLC is the transfer agent and registrar with respect to our securities.

                       FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes the material federal income tax consequences that may be relevant to a prospective purchaser of securities. It is not exhaustive of all possible tax considerations. It does not give a detailed discussion of any state, local or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective investor in light of such investor's particular circumstances or to certain types of investors subject to special treatment under federal income tax laws, including insurance companies, certain tax-exempt entities, financial institutions, broker/dealers, foreign corporations and persons who are not citizens or residents of the United States.

      EACH PROSPECTIVE PURCHASER OF SECURITIES IS ADVISED TO (i) REVIEW THE "FEDERAL INCOME TAX CONSIDERATIONS" IN ANY PROSPECTUS SUPPLEMENT DATED AFTER THE DATE OF THIS PROSPECTUS FOR UPDATES ON MATERIAL CHANGES IN SUCH TAX CONSIDERATIONS AND (ii) CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS OF SUCH PURCHASE, OWNERSHIP AND SALE AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

      In the opinion of Chapman and Cutler LLP, special tax counsel to Redwood Trust, Redwood Trust, exclusive of any taxable affiliates, has been organized and operated in a manner which qualifies it as a REIT under the Code since the commencement of its operations on August 19, 1994 through December 31, 2003, the date of Redwood Trust's latest audited financial statements received by special tax counsel. However, whether Redwood Trust does and continues to so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and certain administrative matters, the results of which are not reviewed by special tax counsel on an ongoing basis. No assurance can be given that the actual results of Redwood Trust's operations for any one taxable year will satisfy those requirements. Moreover, certain aspects of Redwood Trust's planned method of operations have not been considered by the courts or the Internal Revenue Service in any published authorities that interpret the requirements of REIT status. There can be no assurance that the courts or the Internal Revenue Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. Accordingly, special tax counsel will be unable to opine whether Redwood Trust will in fact qualify as a REIT under the Code in all events and for all periods.

      The opinions of special tax counsel are based upon existing law, including the Internal Revenue Code of 1986, as amended, existing treasury regulations, revenue rulings, revenue procedures, proposed regulations and case law, all of which is subject to change both prospectively or retroactively. Moreover, relevant laws or other legal authorities may change in a manner that could adversely affect Redwood Trust or its stockholders.

      If Redwood Trust failed to qualify as a REIT in any particular year, it would be subject to federal income tax as a regular, domestic corporation, and its stockholders would be subject to tax in the same manner as stockholders of a regular corporation. In such event, Redwood Trust could be subject to potentially substantial income tax liability in respect of each tax year that it fails to qualify as a REIT as well as the four tax years following the year of the failure and the amount of earnings and cash available for distribution to its stockholders could be significantly reduced.

      The following is a brief summary of certain technical requirements that Redwood Trust must meet on an ongoing basis in order to qualify, and remain qualified, as a REIT under the Code.

STOCK OWNERSHIP TESTS

      The capital stock of Redwood Trust must be held by at least 100 persons for at least 335 days of a twelve-month year, or a proportionate part of a short tax year. In addition, no more than 50% of the value of Redwood Trust's capital stock may be owned, directly or indirectly, by five or fewer individuals at all times during the last half of the tax year. Under the Code, most tax-exempt entities including employee benefit trusts and charitable trusts (but excluding trusts described in 401(a) and exempt under 501(a)) are generally treated as individuals for these purposes. Redwood Trust must satisfy these stock ownership requirements each tax year. Redwood Trust must solicit information from certain of its stockholders to verify ownership levels and maintain records regarding those who do not respond. Redwood Trust's Articles of Incorporation impose certain repurchase obligations and restrictions regarding the transfer of Redwood Trust's shares in order to aid in meeting the stock ownership requirements. If Redwood Trust were to fail either of the stock ownership tests, it would generally be disqualified from REIT status, unless, in the case of the "five or fewer" requirement, the "good faith" exemption is available.

ASSET TESTS

      Redwood Trust must generally meet the following asset tests ("REIT Asset Tests") at the close of each quarter of each tax year:

     (a) at least 75% of the value of Redwood Trust's total assets must consist of qualified real estate assets, government securities, cash, and cash items ("75% Asset Test");

     (b) the value of Redwood Trust's assets consisting of securities (other than those includible under the 75% Asset Test) must not exceed 25% of the total value of Redwood Trust's assets;

     (c) the value of Redwood Trust's assets consisting of securities of one or more taxable REIT subsidiaries must not exceed 20% of the value of Redwood Trust's total assets; and

     (d) the value of securities held by Redwood Trust, other than those of a taxable REIT subsidiary or taken into account for purposes of the 75% Asset Test, must not exceed either (i) 5% of the value of Redwood Trust's total assets in the case of securities of any one non-government issuer, or (ii) 10% of the outstanding vote or value of any such issuer's securities.

      In applying the above tests, a REIT is generally required to re-value all of its assets at the end of any quarter in which it acquires a substantial amount of new securities or other property other than qualified real estate assets. Redwood Trust intends to monitor closely the purchase, holding, and disposition of its assets in order to comply with the REIT Asset Tests. Redwood Trust expects that substantially all of its assets will be qualified real estate assets and intends to limit or hold through taxable REIT subsidiaries any assets not qualifying as qualified real estate assets so as to comply with the above REIT Asset Tests. If it is anticipated that the above limits would be exceeded, Redwood Trust intends to take appropriate measures to avoid exceeding such limits, including the disposition of non-qualifying assets within the permitted time periods for cure.

GROSS INCOME TESTS

      Redwood Trust must generally meet the following gross income tests ("REIT Gross Income Tests") for each tax year:

     (a) at least 75% of Redwood Trust's gross income must be derived from certain specified real estate sources including interest income and gain from the disposition of qualified real estate assets, foreclosure property or "qualified temporary investment income" (i.e., income derived from "new capital" within one year of the receipt of such capital) ("75% Gross Income Test"); and

     (b) at least 95% of Redwood Trust's gross income for each tax year must be derived from sources of income qualifying for the 75% Gross Income Test, or from dividends, interest, and gains from the sale of stock or other securities (including certain interest rate swap and cap agreements, options, futures and forward contracts entered into to hedge variable rate debt incurred to acquire qualified real estate assets) not held for sale in the ordinary course of business ("95% Gross Income Test").

      Redwood Trust intends to maintain its REIT status by carefully monitoring its income, including income from hedging transactions and sales of mortgage assets, to comply with the REIT Gross Income Tests. In accordance with the Code, Redwood Trust will treat income generated by its interest rate caps and other hedging instruments as qualifying income for purposes of the 95% Gross Income Tests to the extent the interest rate cap or other hedging instrument was acquired to reduce the interest rate risks with respect to any indebtedness incurred or to be incurred by Redwood Trust to acquire or carry real estate assets. In addition, Redwood Trust will treat income generated by other hedging instruments as qualifying or non-qualifying income for purposes of the 95% Gross Income Test depending on whether the income constitutes gains from the sale of securities as defined by the Investment Company Act of 1940. Under certain circumstances, for example, (i) the sale of a substantial amount of mortgage assets to repay borrowings in the event that other credit is unavailable or (ii) an unanticipated decrease in the qualifying income of Redwood Trust which results in the non-qualifying income exceeding 5% of gross income, Redwood Trust may be unable to comply with certain of the REIT Gross Income Tests. Inadvertent failures to comply with the REIT Gross Income Tests will not result in disqualification of the REIT if certain disclosure and reasonable cause criteria are met and a 100% tax on the amount equal to the qualified income shortfall is paid. See "-- Taxation of Redwood Trust" below for a discussion of the tax consequences of failure to comply with the REIT provisions of the Code.

DISTRIBUTION REQUIREMENT

      Redwood Trust generally is required to distribute to its stockholders an amount equal to at least 95% of Redwood Trust's REIT taxable income determined before deduction of dividends paid and by excluding net capital gains. Such distributions must be made in the tax year to which they relate or, if declared before the timely filing of Redwood Trust's tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following tax year.

      The Internal Revenue Service, or IRS, has ruled generally that if a REIT's dividend reinvestment plan allows stockholders of the REIT to elect to have cash distributions reinvested in shares of the REIT at a purchase price equal to at least 95% of the fair market value of such shares on the distribution date, then such distributions generally qualify towards this distribution requirement. Redwood Trust maintains a Direct Stock Purchase and Dividend Reinvestment Plan, or DRP, and intends that the terms of its DRP will comply with the IRS public ruling guidelines for such plans.

      If Redwood Trust fails to meet the distribution test as a result of an adjustment to Redwood Trust's taxable income by the IRS, Redwood Trust may be able to avoid disqualification as a REIT by paying a "deficiency" dividend within a specified time period and in accordance with other requirements set forth in the Code. Redwood Trust would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file timely tax return.

QUALIFIED REIT SUBSIDIARIES

      A Qualified REIT Subsidiary is any corporation in which a REIT owns 100% of the stock issued by such corporation and for which no election has been made to classify it as a taxable REIT subsidiary. Sequoia Mortgage Funding Corporation, a wholly-owned subsidiary of Redwood Trust, is treated as a Qualified REIT Subsidiary. As such its assets, liabilities, and income are generally treated as assets, liabilities, and income of Redwood Trust for purposes of each of the above REIT qualification tests.

TAXABLE REIT SUBSIDIARIES

      A Taxable REIT Subsidiary is any corporation in which a REIT owns stock (directly or indirectly) and for which the REIT and such corporation make a joint election to classify the corporation as a Taxable REIT Subsidiary. Effective January 1, 2001, RWT Holdings, Inc., or Holdings, and Redwood Trust elected to treat Holdings, Sequoia Residential Funding, and Holdings' other subsidiaries as Taxable REIT Subsidiaries of Redwood Trust. In 2002 and 2003, Redwood Trust made a Taxable REIT Subsidiary election for Acacia CDO 1, Ltd. and for Acacia CDO 2, Ltd., Acacia CDO 3, Ltd., and Acacia CDO 4, Ltd., respectively each newly formed corporations. As Taxable REIT Subsidiaries, they are not subject to the REIT asset, income, and distribution requirements nor are their assets, liabilities, or income treated as assets, liabilities, or income of Redwood Trust for purposes of each of the above REIT qualification tests.

      Redwood Trust generally intends to engage in securitization transactions (other than certain non-REMIC, debt-for-tax securitizations) through its Taxable REIT Subsidiaries. In addition, Redwood Trust generally intends to make a Taxable REIT Subsidiary election with respect to any other corporation in which it acquires equity or equity-like securities constituting more than 10% by vote or value of such corporation and that is not otherwise a Qualified REIT Subsidiary. However, the aggregate value of all of Redwood Trust's Taxable REIT Subsidiaries must be limited to 20% of the total value of the REIT's assets. In addition, Redwood Trust will be subject to a 100% penalty tax on any rent, interest, or other charges that it imposes on any Taxable REIT Subsidiary in excess of an arm's length price for comparable services. Redwood Trust expects that any rents, interest, or other charges imposed on Holdings or any other Taxable REIT Subsidiary will be at arm's length prices.

      Redwood Trust generally expects to derive income from its Taxable REIT Subsidiaries by way of dividends. Such dividends are not real estate source income for purposes of the 75% Gross Income Test. Therefore, when aggregated with Redwood Trust's other non-real estate source income, such income must be limited to 25% of the REIT's gross income each year. Redwood Trust will monitor the value of its investment in, and the distributions from, its Taxable REIT Subsidiaries to ensure compliance with all applicable REIT income and asset tests.

      Taxable REIT Subsidiaries doing business in the United States are generally subject to corporate level tax on their net income and generally will be able to distribute only net after-tax earnings to its stockholders, including Redwood Trust, as dividend distributions. Acacia CDOs are considered foreign subsidiaries not engaged in trade or business in the United States for tax purposes and therefore are not subject to U.S. corporate income taxation (although income from our equity investments in the Acacia CDOs is generally includable in REIT taxable income or the taxable income of our other Taxable REIT Subsidiaries that are its stockholders). There is no guarantee that the IRS will not take the position that Acacia CDOs are doing business in the U.S., which position, if sustained, would subject them to corporate level tax on their effectively connected U.S. trade or business income. If this were to occur, then the Acacia CDOs would generally only be able to contribute net after-tax earnings to REIT dividend distributions.

TAXATION OF REDWOOD TRUST

      In any year in which Redwood Trust qualifies as a REIT, Redwood Trust will generally not be subject to federal income tax on that portion of its REIT taxable income or capital gain that is distributed to its stockholders. Redwood Trust will, however, be subject to federal income tax at normal corporate income tax rates upon any undistributed taxable income or capital gain.

      In addition, notwithstanding its qualification as a REIT, Redwood Trust may also be subject to tax in certain other circumstances. As described above, if Redwood Trust fails to satisfy the REIT Gross Income Tests, but nonetheless maintains its qualification as a REIT because certain other requirements are met, it will generally be subject to a 100% tax on the greater of the amount by which Redwood Trust fails either the 75% or the 95% Gross Income Test. Redwood Trust will also be subject to a tax of 100% on net income derived from any "prohibited transaction," which refers to dispositions of property classified as "property held for sale to customers in the ordinary course of business" (i.e., "dealer" property). Redwood Trust does not believe that it has or will engage in transactions that would result in it being classified as a dealer or deemed to have disposed of dealer property; however, there can be no assurance that the IRS will agree. If Redwood Trust has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to federal income tax on such income at the highest corporate income tax rate. In addition, a nondeductible excise tax, equal to 4% of the excess of required distributions over the amounts actually distributed will be imposed on Redwood Trust for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of (1) 85% of Redwood Trust's "ordinary income," (2) 95% of Redwood Trust's capital gain net income, plus (3) any undistributed income remaining from earlier years. Redwood Trust may also be subject to the corporate alternative minimum tax, as well as other taxes in certain situations not presently contemplated.

      If Redwood Trust fails any of the above described REIT qualification tests in any tax year and the relief provisions provided by the Code do not apply, Redwood Trust would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at the regular corporate income tax rates. Distributions to stockholders in any year in which Redwood Trust fails to qualify as a REIT would not be deductible by Redwood Trust, nor would distributions generally be required to be made under the Code. Further, unless entitled to relief under certain other provisions of the Code, Redwood Trust would also be disqualified from re-electing REIT status for the four tax years following the year in which it became disqualified.

      Redwood Trust may also voluntarily revoke its election to be taxed as a REIT, although it has no intention of doing so, in which event Redwood Trust will be prohibited, without exception, from electing REIT status for the year to which the revocation relates and the following four tax years.

      Redwood Trust intends to monitor on an ongoing basis its compliance with the REIT requirements described above. In order to maintain its REIT status, Redwood Trust may be required to limit the types of assets that it might otherwise acquire, or hold certain assets at times when it might otherwise have determined that the sale or other disposition of such assets would have been more prudent.

TAXATION OF STOCKHOLDERS

      For any tax year in which Redwood Trust is treated as a REIT for federal income tax purposes, distributions (including constructive or in-kind distributions) made to holders of common stock other than tax-exempt entities (and not designated as capital gain dividends) will generally be subject to tax as ordinary income to the extent of Redwood Trust's current and accumulated earnings and profits as determined for federal income tax purposes. If the amount distributed exceeds a stockholder's allocable share of such earnings and profits, the excess will be treated as a return of capital to the extent of the stockholder's adjusted basis in the common stock, which will not be subject to tax, and thereafter as a taxable gain from the sale or exchange of a capital asset.

      Distributions designated by Redwood Trust as capital gain dividends will generally be subject to tax as long-term capital gain to stockholders, to the extent that the distribution does not exceed Redwood Trust's actual net capital gain for the tax year. Alternatively, Redwood Trust can also elect by written notice to its stockholders to designate a portion of its net capital gain income as being retained and pay directly the tax on such net capital gains. In that instance, each stockholder generally be required to include the deemed capital gains dividend in its income, will be entitled to claim a credit or refund on its tax return for the tax paid by Redwood Trust with respect to such deemed dividend, and will be entitled to increase its tax basis in Redwood Trust shares by an amount equal to the excess of the deemed capital gain dividend over the tax deemed paid by it.

      Distributions by Redwood, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction that exists under current law. Furthermore, distributions by Redwood characterized as ordinary income will generally are not subject to the reduced 15% and 5% tax rates otherwise effective for certain types of dividends as of January 1, 2003. However, dividend distributions by Redwood characterized as capital gain distributions recognized subsequent to May 5, 2003, will be subject to the reduced 5% and 15% tax rates made effective by the Jobs and Growth Relief Reconciliation Tax Act of 2003.

      In the event that Redwood Trust realizes a loss for the tax year, stockholders will not be permitted to deduct any share of that loss. Further, if Redwood Trust (or a portion of its assets) were to be treated as a taxable mortgage pool, or if it were to hold residual interests in real estate mortgage investment conduits, or REMICs, or financial asset securitization investment trusts, or FASITs, any "excess inclusion" income derived therefrom and allocated to a stockholder would not be allowed to be offset by a net operating loss of such stockholder.

      Dividends declared during the last quarter of a tax year and actually paid during January of the following tax year are generally treated as if received by the stockholder on December 31 of the tax year in which they are declared and not on the date actually received. In addition, Redwood Trust may elect to treat certain other dividends distributed after the close of the tax year as having been paid during such tax year, but stockholders will be treated as having received such dividend in the tax year in which the distribution is made.

      Generally, a dividend distribution of earnings from a REIT is considered for estimated tax purposes only when the dividend is made. However, any person owning at least 10% of the vote or value of a closely-held REIT must accelerate recognition of year-end dividends received from the REIT in computing estimated tax payments. Redwood Trust is not currently, and does not intend to be, a closely-held REIT.

      Upon a sale or other disposition of the common stock, a stockholder will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and the stockholder's adjusted basis in such stock, which gain or loss generally will be long-term if the stock was held for more than twelve months. Any loss on the sale or exchange of common stock held by a stockholder for six months or less will generally be treated as a long-term capital loss to the extent of designated capital gain dividends received by such stockholder. If stock is sold after a record date but before a payment date for declared dividends on such stock, a stockholder will nonetheless be required to include such dividend in income in accordance with the rules above for distributions, whether or not such dividend is required to be paid over to the purchaser.

      DRP participants will generally be treated as having received a dividend distribution, subject to tax as ordinary income, in an amount equal to the fair market value of the common stock purchased with the reinvested dividend proceeds generally on the date Redwood Trust credits such common stock to the DRP participant's account, plus brokerage commissions, if any, allocable to the purchase of such common stock. DRP participants will have a tax basis in the shares equal to such value. DRP participants may not, however, receive any cash with which to pay the resulting tax liability. Shares received pursuant to the DRP will have a holding period beginning on the day after their purchase by the plan administrator.

      If Redwood Trust makes a distribution of stockholder rights with respect to its common stock, such distribution generally will not be treated as taxable when made. However, if the fair market value of the rights on the date of issuance is 15% or more of the value of the common stock, or if the stockholder so elects regardless of the value of the rights, the stockholder must make an allocation of its existing tax basis between the rights and the common stock based on their relative value on the date of the issuance of the rights. On the exercise of the rights, the stockholder will generally not recognize gain or loss. The stockholder's basis in the shares received from the exercise of the rights will be the amount paid for the shares plus the basis, if any, of the rights exercised. Distribution of stockholder rights with respect to other classes of securities holders generally would be taxable based on the value of the rights on the date of distribution.

      Redwood Trust is required under Treasury Department regulations to demand annual written statements from the record holders of designated percentages of its stock disclosing the actual and constructive ownership of such stock and to maintain permanent records showing the information it has received as to the actual and constructive ownership of such stock and a list of those persons failing or refusing to comply with such demand.

      In any year in which Redwood Trust does not qualify as a REIT, distributions made to its stockholders would be taxable in the same manner discussed above, except that no distributions could be designated as capital gain dividends, distributions would be eligible for the corporate dividends received deduction and may be eligible for the reduced tax rates on dividends (if paid out of previously-taxed earnings), the excess inclusion income rules would not apply, and stockholders would not receive any share of Redwood Trust's tax preference items. In such event, however, Redwood Trust would be subject to potentially substantial federal income tax liability, and the amount of earnings and cash available for distribution to its stockholders could be significantly reduced or eliminated.

TAXATION OF TAX-EXEMPT ENTITIES

      Subject to the discussion below regarding a "pension-held REIT," a tax-exempt stockholder is generally not subject to tax on distributions from Redwood Trust or gain realized on the sale of the common stock or preferred stock, provided that such stockholder has not incurred indebtedness to purchase or hold Redwood Trust's common stock or preferred stock, that its shares are not otherwise used in an unrelated trade or business of such stockholder, and that Redwood Trust, consistent with its stated intent, does not form taxable mortgage pools or hold residual interests in REMICs or FASITs that give rise to "excess inclusion" income as defined under the Code. However, if Redwood Trust was to hold a residual interest in a REMIC or FASIT, or if a pool of its assets were to be treated as a "taxable mortgage pool," a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as unrelated business taxable income or UBTI. Although Redwood Trust does not intend to acquire such residual interests or believe that it, or any portion of its assets, will be treated as a taxable mortgage pool, no assurance can be given that the IRS might not successfully maintain that such a taxable mortgage pool exists.

      If a qualified pension trust (i.e., any pension or other retirement trust that qualifies under Section 401(a) of the Code) holds more than 10% by value of the interests in a "pension-held REIT" at any time during a tax year, a substantial portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is a REIT
(i) that would not have qualified as a REIT but for the provisions of the Code which look through qualified pension trust stockholders in determining ownership of stock of the REIT and (ii) in which at least one qualified pension trust holds more than 25% by value of the interest of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT. Assuming compliance with the ownership limit provisions in Redwood Trust's Articles of Incorporation it is unlikely that pension plans will accumulate sufficient stock to cause Redwood Trust to be treated as a pension-held REIT.

      Distributions to certain types of tax-exempt stockholders exempt from federal income taxation under Sections 501 (c)(7), (c)(9), (c)(17), and (c)(20) of the Code may also constitute UBTI, and such prospective investors should consult their tax advisors concerning the applicable "set aside" and reserve requirements.

STATE AND LOCAL TAXES

      Redwood Trust and its stockholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Redwood Trust and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the common stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO FOREIGN HOLDERS

      The following discussion summarizes certain United States Federal tax consequences of the acquisition, ownership and disposition of common stock or preferred stock by an initial purchaser that, for United States federal income tax purposes, is a "Non-United States Holder." Non-United States Holder is any beneficial holder that is: not a citizen or resident of the United States; not a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; and not an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to particular Non-United States Holder's acquiring, holding, and disposing of common stock or preferred stock, or any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

DIVIDENDS

      Dividends paid by Redwood Trust out of earnings and profits, as determined for United States federal income tax purposes, to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. Distributions paid by Redwood Trust in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the holder's adjusted basis in his shares, and thereafter as gain from the sale or exchange of a capital asset as described below. If it cannot be determined at the time a distribution is made whether such distribution will exceed the earnings and profits of Redwood Trust, the distribution will be subject to withholding at the same rate as dividends. Amounts so withheld, however, will be refundable or creditable against the Non-United States Holder's United States Federal tax liability if it is subsequently determined that such distribution was, in fact, in excess of the earnings and profits of Redwood Trust. If the receipt of the dividend is treated as being effectively connected with the conduct of a trade or business within the United States by a Non-United States Holder, the dividend received by such holder will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax).

      For any year in which Redwood Trust qualifies as a REIT, distributions to a Non-United States Holder that are attributable to gain from the sales or exchanges by Redwood Trust of "United States real property interests" will be treated as if such gain were effectively connected with a United States business and will thus be subject to tax at the normal capital gain rates applicable to United States stockholders (subject to applicable alternative minimum tax) under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. Redwood Trust is required to withhold 35% of any distribution that could be designated by Redwood Trust as a capital gains dividend. This amount may be credited against the Non-United States Holder's FIRPTA tax liability. It should be noted that mortgage loans without substantial equity or with shared appreciation features generally would not be classified as "United States real property interests."

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GAIN ON DISPOSITION

      A Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition of its shares of either common or preferred stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds such shares as a capital asset, such holder is present in the United States for 183 or more days in the tax year and certain other requirements are met, or (iii) the Non-United States Holder is subject to tax under the FIRPTA rules discussed below. Gain that is effectively connected with the conduct of a business in the United States by a Non-United States Holder will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult applicable treaties, which may provide for different rules.

      Gain recognized by a Non-United States Holder upon a sale of either common stock or preferred stock will generally not be subject to tax under FIRPTA if Redwood Trust is a "domestically-controlled REIT," which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-United States persons. Because only a minority of Redwood Trust's stockholders are believed to be Non-United States Holders, Redwood Trust anticipates that it will qualify as a "domestically-controlled REIT." Accordingly, a Non-United States Holder should not be subject to United States federal income tax from gains recognized upon disposition of its shares.

INFORMATION REPORTING AND BACKUP WITHHOLDING

      Redwood Trust will report to its U.S. stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid (at the rate generally equal to the fourth lowest rate of federal income tax then in effect) unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact; or
(b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide Redwood Trust with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, Redwood Trust may be required to withhold a portion of dividends and capital gain distributions to any stockholders that do not certify under penalties of perjury their non-foreign status to Redwood Trust.

                              PLAN OF DISTRIBUTION

      We may sell securities to or through one or more underwriters or dealers for public offering and sale, to one or more investors directly or through agents, to existing holders of our securities directly through the issuance of stockholders rights as a dividend, or through any combination of these methods of sale. Any principal underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

      The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices (any of which may represent a discount from the prevailing market prices). We may also sell our securities from time to time through one or more agents in ordinary brokers' transactions. Such sales may be effected during a series of one or more pricing periods at prices related to the prevailing market prices reported on the New York Stock Exchange, as shall be set forth in the applicable prospectus supplement.

      In connection with the sale of securities, underwriters or agents may receive compensation from us or from purchasers of securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concession or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of securities they realize may be deemed to be underwriting
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

discounts and commissions under the Securities Act. Any principal underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable prospectus supplement.

      Unless otherwise specified in the related prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common stock which is listed on the New York Stock Exchange. Any shares of common stock sold pursuant to a prospectus supplement will also be listed on the New York Stock Exchange, subject to official notice of issuance. We may elect to list any future class or series of securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a future class or series of securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the securities.

      In connection with the offering of securities hereby, underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions affected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

      The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose penalty bids under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter, or any selling group member participating in the offering, for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

      The underwriters, dealers or agents used by us in any offering of securities under this prospectus may be customers of, including borrowers from, engage in transactions with, and perform services for, us or one or more of our affiliates in the ordinary course of business.

      Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification against civil liabilities, including liabilities under the Securities Act.

      If indicated in the applicable prospectus supplement, we will authorize agents and underwriters to solicit offers by institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and, unless we otherwise agree, the aggregate principal amount of securities sold pursuant to contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Contracts will not be subject to any conditions except that the purchase by an institution of the securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. A commission indicated in the prospectus supplement will be paid to the underwriters and agents soliciting purchases of debt securities pursuant to contracts accepted by us.

      Until the distribution of the securities is completed, rules of the SEC may limit the ability of the underwriters and selling group members, if any, to bid for and purchase the securities. As an exception to these rules, the representatives of the underwriters, if any, are permitted to engage in transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of securities.

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                                ERISA INVESTORS

      Because the common stock will qualify as a "publicly offered security," employee benefit plans and individual retirement accounts may purchase shares of common stock and treat such shares, and not the underlying assets, as plan assets. The status of securities offered hereby other than the common stock will be discussed in the relevant prospectus supplement. Fiduciaries of ERISA plans should consider (i) whether an investment in the common stock and other securities offered hereby satisfies ERISA diversification requirements, (ii) whether the investment is in accordance with the ERISA plans' governing instruments and (iii) whether the investment is prudent.

                                 LEGAL MATTERS

      The validity of the securities offered hereby and certain legal matters will be passed on for us by Tobin & Tobin, a professional corporation, San Francisco, California. Certain tax matters will be passed on by Chapman and Cutler LLP, San Francisco, California.

                                    EXPERTS

      The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission or the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms.

      We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information. You may request a free copy of any of the above filings by writing or calling:

                              Redwood Trust, Inc.
                         One Belvedere Place, Suite 300
                             Mill Valley, CA 94941
                                 (415) 389-7373

      You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

                           INCORPORATION BY REFERENCE

      The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus.

      We have filed the documents listed below with the Commission under the Securities Exchange Act of 1934 (the "Exchange Act"), and these documents are incorporated herein by reference:

      -     Our Annual Report on Form 10-K for the year ended December 31, 2003;

      -     Our Definitive Proxy Statement on Schedule 14A filed April 2, 2004;

      - Our Annual Report on Form 10-Q for the three months ended March 31, 2004; and

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

      - The description of our common stock included in our registration statement on Form 8-A, filed July 18, 1995 (Registration No. 0-26434) and as amended by Form 8-A/A filed August 4, 1995, under the Exchange Act.

      Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents.

      Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement. You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents unless the exhibits are specifically incorporated herein by reference in the documents that this prospectus incorporates by reference) without charge upon written or oral request to Redwood Trust, Inc., One Belvedere Place, Suite 300, Mill Valley, CA 94941, telephone (415) 389-7373.

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